OSLER, HOSKIN & HARCOURT

Osler, Hoskin & Harcourt LLP
Barristers & Solicitors
1000 de La Gauchetière Street West, Suite 2100, Montréal, Québec, Canada H3B 4W5
T 514·904·8100 F 514·904·8101 osler.com

MONTRÉAL TORONTO OTTAWA CALGARY NEW YORK

File No. 82-3764

04010959

François Paradis
Direct Dial: (514) 904-5366
fparadis@osler.com
Our Matter Number: 1034079

March 26, 2004

Division of Corporation Finance
SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Attention: Office of International Corporate Finance

Ladies and Gentlemen:

Re: National Bank of Canada (the "Bank")
Exemption pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934 (the "Exchange Act")

On behalf of the Bank, we hereby submit pursuant to Rule 12g3-2(b)(1)(iii) copies of documents that the Bank has made public or has distributed to its security holders since March 3, 2004. For your convenience, a list of these documents is provided in the attached schedule.

In accordance with Rule 12g3-2(b)(4), all information and documents included herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed pre-paid envelope to our messenger who has been instructed to wait.

If you have any questions or comments regarding this letter, feel free to contact the undersigned at the coordinates noted in the heading.

Yours very truly,

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

François Paradis
FP

dlw 3/30

cc: Ms. Mary Cascio *(without attachments)*
Ms. Vanessa Fontana *(with attachments)*

OSLER,
HOSKIN &
HARCOURT

File No. 82-3764

SCHEDULE
(03/26/04)

NATIONAL BANK OF CANADA

INDEX OF DOCUMENTS FURNISHED PURSUANT TO RULE 12g3-2(b)(1)(iii)

Note: The documents enclosed herewith are presented in reverse chronological order according to the categories of disclosure requirements set forth in Schedule A attached to our letter dated September 26, 2003 requesting an exemption from the registration and reporting requirements of the Exchange Act pursuant to Rule 12g3-2(b) under the Exchange Act.

	Document type	Date of filing	
		SEDAR	Schedule "A" reference number
4.	**INFORMATION RELATING TO CHANGES IN SHARE CAPITAL AND MATERIAL TRANSACTIONS**		
1.	Agency Agreement	March 4, 2004	4.4
2.	Short Form Base Shelf Prospectus	March 4, 2004	4.4
3.	Consent letter of underwriters' legal counsel	March 4, 2004	4.4
4.	Consent letter of issuer's legal counsel	March 4, 2004	4.4
5.	Auditors' consent letter	March 4, 2004	4.4
6.	MRRS decision document dated March 4, 2004	March 8, 2004	4.4
7.	Final Receipt from Justice Securities Administration Branch of New Brunswick	March 9, 2004	4.4
8.	Prospectus Supplement No. 5 dated March 15, 2004	March 15, 2004	4.4
9.	Final Receipt from Securities Commission of Nova Scotia	March 16, 2004	4.4

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

National Bank of canada

Receipt for (Final) Shelf Prospectus dated **March 4th, 2004** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **5th** day of **March, 2004**.

"Frank A. Mader"

J. William Slattery, C.A.
Deputy Director, Corporate Finance per
Frank A. Mader, C.A., Staff Accountant

Project #613042

This pricing supplement together with the short form shelf prospectus dated July 14, 2003, to which it relates, as amended or supplemented, and each document incorporated by reference therein (the "Prospectus") constitutes a public offering of securities pursuant to the Prospectus only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or similar authority has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence.

The Notes to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, subject to certain exemptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons.

Pricing Supplement No.5 dated March 15, 2004.

(to the short form shelf prospectus dated July 14, 2003)

NATIONAL BANK OF CANADA

NBC Ex-Tra Total Return Linked Notes Due 2014

Capitalized terms not otherwise defined in this pricing supplement have the meanings attributed to them in the Prospectus.

SERIES:	Series 2004-03 Notes	
ISSUE SIZE:	Minimum 200,000 Notes (CDN$20,000,000) Maximum 500,000 Notes (CDN$50,000,000)	CUSIP No.: 633067657
INITIAL INDEX VALUE:	CDN$99 per Note	
ISSUE AND DELIVERY DATE:	March 30, 2004	
NET PROCEEDS TO BANK:	Minimum CDN$19,800,000 Maximum CDN$49,500,000 (if all the Notes are sold and excluding expenses of issue)	
NUMBER OF NOTES OF ALL SERIES OUTSTANDING:	602,742 (excluding those described in this Pricing Supplement)	
MATURITY DATE:	March 31, 2014	
MANAGEMENT FEE:	1.00% per annum	
SERVICE FEE:	1.00% per annum	

National Bank Financial Inc., the Agent, is an indirect wholly-owned subsidiary of National Bank of Canada (the "Bank"). As a result, the Bank is a related issuer of National Bank Financial Inc. In connection with this offering, no benefit other than the Agent's fee will be received by National Bank Financial Inc.

Recent Development Relating to the Program

Under the heading "The Program – Determination of the Net Asset Value of the Program and the Net Asset Value per Unit" of the Prospectus, the Bank has indicated that an independent auditor has been retained on behalf of Noteholders to audit, on a semi-annual basis, the financial statements of the Program, the NAV per Unit and the Index Value. On January 1, 2004, the Bank amended the scope of the audit with respect to the Program; only the NAV per Unit and the Index Value will continue to be subject to a semi-annual audit. The semi-annual audits of the financial statements of the Program have been discontinued.

Documents Incorporated by Reference

There are no documents, other then those specifically listed in the Prospectus or any amendment or supplement delivered herewith, filed with the Superintendent of Financial Institutions and the securities regulatory authorities in each province and territory of Canada which need to be incorporated by reference and form an integral part of the Prospectus other than:

a) the Annual Information Form of the Bank dated November 28, 2003;

b) the Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2003, together with the Auditors' Report thereon, which include comparative audited consolidated financial statements for the year ended October 31, 2002 and management's discussion and analysis as contained in the Bank's Annual Report for the year ended October 31, 2003;

c) the Management Proxy Circular dated January 22, 2004 in connection with the Bank's annual meeting of shareholders held on March 10, 2004, excluding those portions which, pursuant to National Instrument 44-101 of the securities regulatory authorities, are not required to be incorporated by reference; and

d) the First Quarterly Report to shareholders of the Bank for the quarter ended January 31, 2004 which includes the unaudited interim consolidated financial statements of the Bank for the quarters ended January 31, 2004 and 2003.

New
Nouveau **Brunswick**

Justice
Securities
Administration Branch

Justice
Administration des
valeurs mobilières

CERTIFICATE OF REGISTRATION

No. 2004-30108

Final prospectus dated:2004/03/04

This is to certify that **National Bank of Canada** has/have made application to the Administrator under the *Security Frauds Prevention Act* for permission to do business in the Province of New Brunswick under the provisions of the Act as a security issuer and has/have complied with the provisions of the Act. Detailed information respecting the Company and its securities or the broker, salesman or sub-agent is on file at the office of the Registrar for public inspection. The said security issuer is/are permitted to do business in the Province of New Brunswick. This certificate is subject to the terms and conditions on any attached Schedule A.

NOTICE: The attention of the public is directed to the fact that, while the holder(s) of this certificate of registration is/are authorized to sell securities in the Province of New Brunswick under the provisions of the *Security Frauds Prevention Act*, the Administrator in no wise recommends the securities offered for sale by the holder(s) of this certificate as an investment.

DATED 2004/03/05

This Certificate expires 2005/03/05

By Order of the Administrator under the *Security Frauds Prevention Act*

"Andrew Nicholson"

Deputy Administrator, Capital Markets

SEDAR PROJECT #613042

Telephone/Téléphone : (506) 658-3060
Fax/Télécopieur : (506) 658-3059
email : securities.branch@gnb.ca

P.O. Box 5001
606-133 Prince William Street
Saint John, New Brunswick
E2L 4Y9

C.P. 5001
606-133, rue Prince William
Saint John (Nouveau-Brunswick)
E2L 4Y9

New Nouveau Brunswick

Justice
Securities
Administration Branch

Justice
Administration des
valeurs mobilières

SCHEDULE "A"

Pursuant to subsection 17(8) of the *Security Frauds Prevention Act*, this Certificate expires one year from the date of issue. However, as the prospectus was issued pursuant to the National Instrument No. 44-102 which allows for a longer offering, this Certificate is hereby renewed for one year from such expiry date.

AUTORITÉ DES MARCHÉS FINANCIERS
Direction du marché des capitaux

DOSSIER N° : 2026

AFFAIRE INTÉRESSANT L'INSTRUCTION CANADIENNE 43-201
RÉGIME D'EXAMEN CONCERTÉ DU PROSPECTUS
ET LA NOTICE ANNUELLE

ET

Banque Nationale du Canada

DOCUMENT DE DÉCISION

Le présent document de décision du régime d'examen concerté confirme que le prospectus préalable définitif de l'émetteur susmentionné en date du 4 mars 2004 a été visé par les autorités de la *Colombie-Britannique*, de *l'Alberta*, de la *Saskatchewan*, du *Manitoba*, de *l'Ontario*, du *Québec*, du *Nouveau-Brunswick*, de la *Nouvelle-Écosse*, de *l'Île-du-Prince-Édouard* et de *Terre-Neuve et Labrador*.

Fait à Montréal, le 5 mars 2004.

L'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers »),

(s) Stéphanie Lachance
Stéphanie Lachance
Chef du Service du financement des sociétés

Projet SEDAR n° : 613042

Agence nationale d'encadrement du secteur financier
800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155

AUTORITÉ DES MARCHÉS FINANCIERS
Direction du marché des capitaux

DÉCISION N° : 2004-MC-0732

NUMÉRO DE PROJET SÉDAR: 613042

DOSSIER N° : 2026

Objet : Banque Nationale du Canada
Demande de visa

Vu la demande présentée le 13 février 2004;

vu les articles 11, 14 et 19 de la *Loi sur les valeurs mobilières*, L.R.Q., c. V-1.1;

vu la partie 2 de la Norme canadienne 44-102, *Placement de titres au moyen d'un prospectus préalable*;

vu les pouvoirs délégués conformément à l'article 24 de la *Loi sur l'Agence nationale d'encadrement du secteur financier,* L.R.Q., c. A-7.03.

En conséquence, l'Agence nationale d'encadrement du secteur financier (aussi connue sous le nom « Autorité des marchés financiers ») octroie le:

> visa pour le prospectus préalable du 4 mars 2004 de Banque Nationale du Canada concernant le placement d'un emprunt de 2 000 000 000 en billets à moyen terme.
>
> Le visa prend effet le 5 mars 2004.

(s) Stéphanie Lachance
Stéphanie Lachance
Chef du Service du financement des sociétés

ID/ale

800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 • Télécopieur : (514) 873-6155

Deloitte.

PRICEWATERHOUSECOOPERS

Montréal, March 4, 2004

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Securities Administration Branch, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
Registrar of Securities, Northwest Territories
Registrar of Securities, Yukon Territory
Registrar of Securities, Nunavut

and

To the Superintendent of Financial Institutions Canada

Subject: National Bank of Canada (the "Bank")

Dear Sirs/Mesdames:

We refer to the Short Form Base Shelf Prospectus (the "Prospectus") of the Bank dated March 4, 2004 relating to the sale and issue of Medium Term Notes in an aggregate principal amount of up to $2,000,000,000.

We consent to the use, through incorporation by reference in the above-mentioned Prospectus, of our report dated November 28, 2003 to the shareholders of the Bank on the following consolidated financial statements:

- consolidated balance sheets as at October 31, 2003 and 2002;
- consolidated statements of income, changes in shareholders' equity and cash flows for the years ended October 31, 2003 and 2002.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
Comptables agréés
1, Place Ville-Marie
Bureau 3000
Montréal (Québec) H3B 4T9
Téléphone : (514) 393-7115
Télécopieur : (514) 390-4113

PricewaterhouseCoopers s.r.l.
Comptables agréés
1250, boul. René-Lévesque Ouest
Bureau 2800
Montréal (Québec) H3B 2G4
Téléphone : (514) 205-5000
Télécopieur : (514) 876-1502

Deloitte. PRICEWATERHOUSECOOPERS

We report that we have read the Prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed and the Superintendent of Financial Institutions Canada in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Our signatures to this letter relate to the years for which we are the auditors of the Bank, or for which we were the auditors of the Bank, as set forth below our respective signature hereto at the end of this letter.

Yours very truly,

Samson Bélair
Deloitte & Touche s.e.n.c.r.l.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
Chartered Accountants
As to the current year and for the years ended
October 31, 2003 and 2002
Montreal, Canada

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
As to the years ended
October 31, 2003 and 2002
Montreal, Canada

Avocats • Agents de brevets et marques de commerce
Barristers & Solicitors
Patent & Trade-mark Agents

McCarthy Tétrault

McCarthy Tétrault s.r.l. **McCarthy Tétrault LLP**

Le Windsor
1170, rue Peel
Montréal (Québec) H3B 4S8
Canada
téléphone : (514) 397-4100
télécopieur : (514) 875-6246
www.mccarthy.ca

March 4, 2004

VIA SEDAR

Alberta Securities Commission
British Columbia Securities Commission
Office of the Administrator, New Brunswick
Ontario Securities Commission
Nova Scotia Securities Commission
Manitoba Securities Commission
Registrar of Securities, Prince Edward Island
Saskatchewan Securities Commission
Securities Commission of Newfoundland
Securities Market Regulation Directorate – Autorité des marchés financiers

(collectively, the "Commissions")

Re: National Bank of Canada (the "Bank")
Base Shelf Prospectus

Dear Sirs:

We refer to the short form base shelf prospectus dated March 4, 2004 (the "Prospectus") in connection with the issuance of securities of the Bank of up to $2,000,000,000.

We hereby consent to the use of our firm's name on the cover page of the Prospectus and under the heading "Legal Matters" in the Prospectus and consent to the use of our firm's name and reference to our opinion under the heading "Eligibility for Investment", in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are within our knowledge as a result of the services we performed.

This letter is solely for the information of the Commissions and is not to be referred to in whole or in part in the Prospectus or in any other similar document and should not be relied upon by any other person.

Yours truly,

(signed) McCARTHY TÉTRAULT LLP

MTL_LAW #1433206 v. 1

March 4, 2004

National Bank of Canada
National Bank Tower
600 de La Gauchetière Street West
Montreal, Québec H3B 4L2

Attention: Martin Ouellet
Vice-President and Treasurer

Dear Sirs:

We understand that National Bank of Canada (the "Bank") proposes to issue and sell in all of the provinces of Canada (the "Jurisdictions"), from time to time, unsecured subordinated medium term notes (subordinated indebtedness) with maturities greater than one year, to be designated as "Medium Term Notes" (the "Notes"), as described in the English and French language versions of the Bank's short form base shelf prospectus dated March 4, 2004, as amended or supplemented from time to time.

On the terms and subject to conditions contained in this Agreement, the Bank hereby appoints National Bank Financial Inc., BMO Nesbitt Burns Inc., Casgrain & Company Limited, CIBC World Markets Inc., Desjardins Securities Inc., HSBC Securities (Canada) Inc., Laurentian Bank Securities Inc., Merrill Lynch Canada Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. and such other investment dealer or dealers as the Bank may from time to time appoint as hereinafter provided (collectively, the "Dealers"), acting separately but neither jointly nor solidarily, as its exclusive agents to solicit, from time to time, offers to purchase Notes, with such solicitations to be made directly or through other duly registered investment dealers approved by the Bank (together with the Dealers, referred to herein as the "Selling Firms") in the Jurisdictions.

The Dealers hereby jointly and not solidarily accept their appointment to act as the Bank's exclusive agents in the solicitation of offers to purchase Notes, and each Dealer agrees to use its commercially reasonable best efforts to solicit offers to purchase Notes in accordance with the terms and conditions of this Agreement. Offers to purchase Notes solicited by any Dealer will be subject to acceptance by the Bank and to the requirements of any applicable Securities Laws (as defined below) or other applicable laws including the Bank Act (as defined below).

The Bank agrees that during the term of this Agreement, it will not appoint any other Dealer or Dealers to solicit offers to purchase Notes other than pursuant to subsection 10(4). The Bank may, from time to time, terminate its relationship with any Dealer in accordance with the provisions of this Agreement. For greater certainty, the Bank is entitled, subject to applicable Securities Laws, (i) to accept unsolicited offers received from an investment dealer other than a

Dealer to purchase debt securities, other than the Notes, which may be designated as medium term notes, MTNs or otherwise; (ii) to appoint an investment dealer other than a Dealer to solicit offers to purchase such debt securities; and (iii) to sell such debt securities to an investment dealer other than a Dealer as principal or underwriter for resale to the public, in each case other than pursuant to the provisions of this Agreement; provided that the Bank may not so accept offers, appoint investment dealers or sell debt securities (a) on any date the Bank requests the Dealers to solicit offers to purchase Notes, or (b) commencing on the date on which a Dealer, either alone or together with one or more of the other Dealers, has agreed to purchase, or is a holder of, Notes as principal for resale, and ending, unless otherwise agreed with such Dealer or Dealers, on the earlier of the date on which all agreements relating to sales of such Notes by or through the Dealers are binding on the public purchasers of Notes and the date on which the Dealers are out of distribution as determined by the Dealers, acting reasonably.

A Dealer, jointly but not solidarily with one or more of the other Dealers, may from time to time purchase, as an underwriter or dealer purchasing as principal for resale to the public in the Jurisdictions at prices to be negotiated with purchasers, Notes from the Bank at prices and with such fees or commissions, if any, as may from time to time be agreed upon between the Bank and such Dealer or Dealers. Any purchase as underwriter or principal will be deemed to have been made on the basis of the representations and warranties of the Bank contained in this Agreement and shall be subject to the terms and conditions set forth in this Agreement.

The Bank may also offer the Notes, from time to time, pursuant to any applicable registration exemptions, directly to the public at prices and upon terms and conditions agreed to between the Bank and the purchasers of the Notes, provided that the Bank may not so offer Notes (a) on any date on which the Bank requests the Dealers to solicit offers to purchase Notes, or (b) commencing on the date on which a Dealer, either alone or together with one or more of the other Dealers, has agreed to purchase, or is a holder of, Notes as principal for resale, and ending, unless otherwise agreed with such Dealer or Dealers, on the earlier of the date on which all agreements relating to sales of such Notes by or through the Dealers are binding on the public purchasers of Notes and the date on which the Dealers have completed distribution as determined by the Dealers, acting reasonably. For greater certainty, no commission or fee shall be payable to the Dealers for sales made directly by the Bank.

For each Note sold under this Agreement by one or more of the Dealers, the Bank will pay to such Dealer, or to such Dealers collectively, acting either as agent or agents of the Bank or as underwriter, a commission or fee as determined from time to time by mutual agreement of the Bank and such Dealer or Dealers, as the case may be; provided that, until the Dealers notify the Bank to the contrary, the commission rates set forth in Schedule C shall apply, and provided further that commissions on Notes that have a term to maturity at issue in excess of 30 years shall be negotiated separately. The commission in respect of any particular Note will be payable in the same currency as the principal of the Note and will be paid as provided for in Schedule A.

TERMS AND CONDITIONS

Section 1. Definitions

As used herein, unless the context otherwise requires, the following terms shall have the respective meanings indicated below:

"affiliate" has the meaning attributed thereto in the Bank Act;

"Agreement" means this dealer agreement, as amended from time to time;

"Bank" has the meaning attributed thereto in the first paragraph of this Agreement;

"Bank Act" means the *Bank Act* (Canada) and the regulations made thereunder;

"Bank's Counsel" means McCarthy Tétrault LLP or such other legal counsel retained by the Bank and acceptable to the Dealers, acting reasonably;

"Business Day" means any day, other than a Saturday or Sunday, that is not a day on which banking institutions are authorized or required by law or regulation to be closed in Montreal;

"Closing Date" has the meaning attributed thereto in subsection 8(1);

"Dealers" has the meaning attributed thereto in the second paragraph of this Agreement,

"Dealers' Counsel" means Fasken Martineau DuMoulin LLP, or such other legal counsel retained by the Dealers and acceptable to the Bank, acting reasonably;

"Distribution" means "distribution" or "distribution to the public", which terms have the meanings attributed thereto under applicable Securities Laws;

"Financial Information" has the meaning attributed thereto in subparagraph 6.1 (f) (i);

"Jurisdictions" has the meaning attributed thereto in the first paragraph of this Agreement;

"Material" or "materially", when used in relation to the Bank, means material in relation to the Bank and its subsidiaries taken as a whole;

"Material change", "material fact" and "misrepresentation" have the meanings attributed thereto, respectively, under applicable Securities Laws;

"NI 44-102" means National Instrument 44-102 of the Canadian Securities Administrators and includes without limitation any national instrument and companion policy of the Canadian Securities Administrators which replaces National Instrument 44-102;

"No Trading Period" has the meaning attributed thereto in subsection 5(2);

"Notes" has the meaning attributed thereto in the first paragraph of this Agreement;

"Operating Procedures" means the operating procedures set out in Schedule A;

"Out of the Market Period" has the meaning attributed thereto in Subsection 5(1);

"Preliminary Prospectus" means the preliminary short form base shelf prospectus of the Bank dated February 13, 2004, in both the English and French languages, including the documents or information incorporated or deemed to be incorporated therein by reference;

"Pricing Supplement" means a pricing supplement in either or both the English and French languages incorporated by reference into the Prospectus for purposes of a distribution of the Notes, as contemplated by NI 44-102;

"Prospectus" means the (final) short form base shelf prospectus of the Bank dated March 4, 2004 relating to the distribution of up to $2,000,000,000 of Notes, in both the English and French languages, including the documents or information incorporated or deemed to be incorporated therein by reference;

"Prospectus Amendment" means an amendment to the Prospectus, in either or both of the English and French languages unless the context indicates otherwise, and includes an amendment by way of a material change report as contemplated by NI 44-102;

"Securities Commissions" means the securities commission or other securities regulatory authority in each of the Jurisdictions;

"Securities Laws" means the securities acts or similar statutes of the Jurisdictions and all regulations, rules, national instruments and local policy statements, notices and blanket orders or rulings made thereunder;

"Selling Firms" has the meaning attributed thereto in the second paragraph of this Agreement;

"Shelf Procedures" means the rules and procedures established pursuant to NI 44-102;

"subsidiary" has the meaning attributed thereto in the Bank Act;

"Supplemental Indenture" means the applicable supplemental indenture to the Trust Indenture between the Bank and the Trustee providing for the creation and issue of a particular series of the Notes, as amended or supplemented from time to time;

"Trust Indenture" means the trust indenture dated as of September 30, 1999 between the Bank and the Trustee, providing for the issue of unsecured subordinated debt securities of the Bank, as amended or supplemented from time to time; and

"Trustee" means the trustee for the time being under the Trust Indenture, being at the date hereof National Bank Trust Inc.

Section 2. Terms of Notes

The Notes shall be issued pursuant to the provisions of the Trust Indenture (as supplemented by the applicable Supplemental Indenture) and shall, in all material respects, have the attributes and characteristics described in the Prospectus and the applicable Pricing Supplement as they may be amended or supplemented from time to time. Each Note will be in the form agreed to from time to time by the Bank and the Dealers. Subject to the foregoing, all terms and conditions of each Note issued by the Bank from time to time will be determined by the Bank in its sole discretion (after consultation with the Dealers on a basis consistent with the Operating Procedures). These terms and conditions shall include the aggregate principal amount of the Notes being offered, the maturities of the Notes (greater than one year from the date of original issue), the issue and delivery date or dates, the fixed or floating interest rate or rates (and if floating rate the method of calculation thereof) and interest payment date(s), the issue price of the Notes (at par, at a premium or at a discount), the terms of redemption or repayment, the denominations and currency or currencies of the Notes and whether the Notes are issued or payable on an instalment basis.

Section 3. Filing of Prospectus Documents

The Bank shall use its best efforts to fulfill, as soon as possible, and shall continue to fulfill during the term of this Agreement, to the satisfaction of the Dealers' Counsel, acting reasonably, all legal requirements to be fulfilled by the Bank (including any filings, proceedings and legal requirements set forth in NI 44-102) to enable the Notes to be continuously offered for sale and sold to the public in each of the Jurisdictions under NI 44-102 and in compliance with applicable Securities Laws and the Bank Act by or through Canadian investment dealers and brokers who comply with, and are duly registered under, applicable Securities Laws. To the extent that the filing of any Prospectus Amendment results in the Dealers assuming additional liability, the Bank shall consult with the Dealers as to such filing it proposes to effect.

Section 4. Distribution of Notes

The Dealers shall, on such dates as the Bank has notified the Dealers in accordance with the Operating Procedures that it requires funds, use their commercially reasonable best efforts to solicit offers to purchase the Notes from, and sell the Notes to, members of the public in the Jurisdictions, directly and through other Selling Firms, only as permitted by and in compliance with applicable Securities Laws and the Bank Act, on the terms and subject to the conditions set forth in this Agreement, and in the Prospectus and the applicable Pricing Supplement, as amended and supplemented from time to time. The Dealers may solicit offers to purchase or sell Notes outside of Canada only with the prior written consent of the Bank, in accordance with applicable laws. The Dealers will not solicit offers to purchase or sell the Notes so as to require registration of the Notes or the filing of a prospectus, registration statement or other notice or document with respect to the distribution of the Notes under the laws of any jurisdiction, including the United States, other than the Jurisdictions, and will require each other Selling Firm to agree with the Dealers not to so solicit or sell. For purposes of this section 4, the Dealers shall be entitled to assume that the Notes are qualified for distribution in all of the Jurisdictions. The Dealers shall, as soon as practicable following completion of a distribution of Notes under this Agreement and, as soon as practicable following a request for the same being made by the Bank

to the Dealers, provide the Bank with a comprehensive breakdown of the Notes distributed by the Dealers collectively, both through agency sales and principal sales (separately enumerated), in each of the Jurisdictions where a breakdown is required for the purpose of calculating fees payable by the Bank to the Securities Commissions.

Section 5. Out of the Market and No Trading Periods

(1) At any time during the term of this Agreement and for any reason, the Bank may designate a time period (an "Out of the Market Period") during which the Bank will not distribute any Notes, any such designation to be made by at least one Business Day's advance written notice to the Dealers which notice shall state the approximate expected duration thereof.

(2) During each period of a distribution of Notes under the Prospectus and any Pricing Supplement, as amended or supplemented from time to time, the Bank shall not, during the time period (the "No Trading Period") in which the Bank believes, in its reasonable judgment, that any change described below (which has not been announced or is the subject of the filing of a confidential material change report) is sufficiently imminent and probable that a reasonably prudent reporting issuer would not trade in its own securities, continue the distribution of Notes until the No Trading Period ends either through a change in circumstances or through a public announcement of such change or otherwise:

(a) any change (actual, anticipated, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Bank and its subsidiaries, taken as a whole;

(b) any change in any matter covered by a statement contained or incorporated by reference in the Prospectus or any Pricing Supplement or as amended or supplemented immediately prior to such change; or

(c) any fact which has arisen which would have been required to have been stated in the Prospectus or any Pricing Supplement had the fact arisen on or prior to the date of a Pricing Supplement;

which change or fact in any case is, or may be, of such a nature as:

(d) to render the Prospectus or any Pricing Supplement, as amended or supplemented immediately prior to such change or fact, misleading or untrue in any material respect;

(e) would result in the Prospectus or any Pricing Supplement, as amended or supplemented immediately prior to such change or fact, containing a misrepresentation;

(f) would result in the Prospectus or any Pricing Supplement, as amended or supplemented immediately prior to such change or fact, not complying with the laws of any Jurisdiction; or

(g) would reasonably be expected to have a significant effect on the market price or value of the Notes.

The Bank shall promptly comply with all applicable filing and other requirements under the Securities Laws in the Jurisdictions arising as a result of such change or fact but need not submit any document required to be filed, other than the Prospectus or any Prospectus Amendment or Pricing Supplement, to the Dealers or the Dealers' Counsel for their review and comment. In addition, if during the period of the distribution of Notes under the Prospectus, as amended or supplemented from time to time, there is any change in any applicable Securities Laws which results in a requirement to file a Prospectus Amendment, then the Bank shall make such filing as soon as practicable. The Bank shall also discuss with the Dealers any change or fact in respect of which there may be doubt respecting the applicability of this subsection 5(2).

Section 6. Delivery of Documents

(1) The Bank shall cause to be delivered to the Dealers:

(a) on the date of this Agreement, the Preliminary Prospectus and the Prospectus in the English and French languages as filed with the Securities Commissions (along with copies of the certificates of authentication required by National Instrument 13-101) signed as required by the Securities Laws and acceptable in form and substance to the Dealers' Counsel, acting reasonably;

(b) on the date of this Agreement, all documents, in the English and French languages, incorporated or containing information incorporated by reference into the Preliminary Prospectus or the Prospectus and not previously delivered to the Dealers;

(c) on the date of this Agreement, copies of letters from Standard & Poor's Corporation, Dominion Bond Rating Service Limited and Moody's Investors Service, Inc. in a form acceptable to the Dealers, confirming the ratings on the Notes are at least A-, A (low) and A2, respectively, or the equivalent;

(d) as soon as they are available, copies of such continuous disclosure documents or information as may have been or may be incorporated by reference, at the appropriate time or times, under the heading "Documents Incorporated by Reference" in the Prospectus;

(e) as soon as they are available, copies of any Prospectus Amendment and any Pricing Supplement as contemplated by NI 44-102, signed as required by applicable Securities Laws (along with copies of the certificates of authentication required by National Instrument 13-101) and acceptable in form and substance to the Dealers and the Dealers' Counsel, acting reasonably, including copies of any documents incorporated, or containing information incorporated, by reference therein and not previously delivered hereunder;

(f) at the time of the delivery to the Dealers pursuant to this subsection 6(1) (or as soon as practicable thereafter) of the French language version of the Prospectus or

any Prospectus Amendment and at the time the French language version of a form of Pricing Supplement is first delivered to the Dealers pursuant to this subsection 6(1) (or as soon as practicable thereafter):

(i) if requested by the Dealers or any of them, an opinion of the Bank's Counsel (including the Bank's in-house counsel, as the case may be), dated the date of the relevant document and acceptable in form and substance to the Dealers' Counsel, acting reasonably, to the effect that, except for any management's discussion and analysis of financial condition and results of operations, financial statements and supplementary financial data, and notes to financial statements and auditors' reports (collectively, the "Financial Information") contained in or incorporated by reference in the document, each such document in the French language and any document or information in the French language incorporated by reference therein is in all material respects a complete and proper translation of the document or information in the English language; and

(ii) if requested by the Dealers or any of them, an opinion of the Bank's auditors, dated the date of the document and acceptable in form and substance to the Dealers' Counsel, acting reasonably, to the effect that the Financial Information contained in the document in the French language is in all material respects a complete and proper translation of the Financial Information contained in the document in the English language;

(g) at the time of the delivery to the Dealers, pursuant to this subsection 6(1), of the Prospectus or any Prospectus Amendment or at the time of the filing of the Bank's interim and annual financial statements or in any other case where there is the release of material financial information and the Dealers so reasonably request, a comfort letter from the Bank's auditors, dated the date of the Prospectus or the Prospectus Amendment or the date of filing of such financial statements or release of such information, as the case may be, and acceptable in form and substance to the Dealers and the Dealers' Counsel, acting reasonably, with respect to certain financial and accounting information (including asset and earnings coverage ratios) relating to the Bank contained in the Prospectus, Prospectus Amendment, financial statements or other material financial information, as the case may be; provided that such comfort letter need not be provided at that time if the Bank has pursuant to subsection 5(1) designated an Out of the Market Period or does not reasonably expect to effect any distribution of Notes prior to the time that another comfort letter would be required to be delivered pursuant to this paragraph 6(l)(g) and a comfort letter with respect to such matters is delivered to the Dealers not less than five Business Days prior to the Bank subsequently effecting any distribution of Notes. The comfort letter shall be based on a review by the auditors having a cutoff date not more than two Business Days prior to the date of the comfort letter and shall be in addition to any comfort letters which must be filed with securities commissions pursuant to applicable Securities Laws;

(h) in such cities in the Jurisdictions as the Dealers may reasonably request, as soon as practicable after a receipt therefor has been issued, and in any event within two Business Days from the date of the document in the case of the Prospectus or a Prospectus Amendment and one Business Day from the date of the document in the case of a Pricing Supplement, that number of commercial copies of the Prospectus, any Prospectus Amendment, and any Pricing Supplement, including copies of any documents incorporated, or containing information incorporated, by reference therein as the Dealers may reasonably require, without charge; and

(i) copies of all receipts (including any expedited review receipt documents or similar documents) received from time to time, from the Securities Commissions in respect of the filing thereof for the Prospectus or any Prospectus Amendment as soon as they are available.

(2) The Bank's delivery to the Dealers of the documents referred to in paragraphs 6(l)(a), (b), (d), (e) and (h) and subsection 6(3) or the determination of the terms and conditions of Notes issued by the Bank in accordance with section 2 shall constitute the Bank's consent to the use by the Selling Firms of such documents in connection with the distribution of the Notes in compliance with the provisions of this Agreement.

(3) Without limiting the generality of the foregoing and in order to assist the Dealers in their monitoring, on an ongoing basis, of the affairs of the Bank, the Bank shall as soon as practicable during the term of this Agreement provide the Dealers' Counsel with copies of all press releases and documents prepared in accordance with the continuous disclosure requirements of applicable Securities Laws and filed during the term of this Agreement with any Securities Commission or other securities regulatory authority in Canada or the United States.

Section 7. Representations, Warranties and Covenants

(1) The delivery by the Bank to the Dealers of the documents referred to in paragraphs 6(l)(a), (b), (d), (e) and (h) and subsection 6(3) shall constitute the Bank's representation and warranty to the Dealers that each such document at the time of its filing complied in all material respects with the requirements of the Securities Laws pursuant to which it was filed and that all the information and statements (except information or statements contained in or omitted from such document in reliance upon information provided by the Dealers, information relating solely to the Dealers and information and statements which are modified by or superseded by information or statements contained in or incorporated by reference in the Prospectus or any Prospectus Amendment, as the case may be) contained in or incorporated by reference in the Prospectus, any Pricing Supplement or any Prospectus Amendment are, at the respective dates of delivery thereof, true and correct, and that such documents (including the documents incorporated therein by reference) contain no misrepresentation (as defined under Securities Laws) and constitute full, true and plain disclosure of all material facts relating to the Bank, its material subsidiaries and affiliates, taken together, and to the Notes as required by Securities Laws and that no material fact has been omitted therefrom and no other information has been

omitted therefrom which is necessary to make the statements contained therein not misleading in light of the circumstances under which they are made.

(2) The Bank represents and warrants to the Dealers that the Notes, if issued on the date hereof, would qualify for investment under each of the statutes as set out in the heading "Eligibility for Investment" in the Prospectus.

(3) During the term of this Agreement, the Bank shall ensure that the Notes are qualified for distribution in all Jurisdictions, and that the requirements for such distribution under Securities Laws have been complied with.

(4) Each of the Dealers individually but neither jointly nor solidarily hereby represents, warrants, covenants and agrees to and with the Bank that

(a) it will not disclose or permit disclosure of any confidential information or facts relating to the Bank or any of its subsidiaries and affiliates which has not been disclosed in compliance with Securities Laws until such time as such information or fact is publicly disclosed by the Bank or any of its subsidiaries and affiliates or is required to be disclosed by law or a court or regulatory body of competent jurisdiction (in this latter case, with prior notice to the Bank);

(b) provided the Bank delivers the Prospectus, a Prospectus Amendment or a Pricing Supplement to such Dealer as contemplated in paragraphs 6(l)(a), (e) and (h) hereof, it will deliver such documents to the purchasers as soon as possible after receipt thereof and, to the extent practicable, by the close of business on the Business Day such documents are delivered by the Bank to such Dealer;

(c) it holds and will ensure that its affiliates and each Selling Firm, as applicable, shall hold, all necessary registrations, permits and licenses to offer for sale, to solicit offers to purchase or to sell Notes or to carry out any act that is necessary to be carried out in connection with the sale of Notes in each of the Jurisdictions, in compliance with applicable Securities Laws or any other applicable laws, regulations or policies; and

(d) it will not, and will ensure that its affiliates and any Selling Firm, as applicable, do not, when offering for sale, soliciting offers to purchase, selling or carrying out any act in connection with the sale of, Notes, breach any applicable Securities Laws or any other applicable laws, regulations or policies.

Section 8. Closing

(1) The Bank shall deliver, or cause to be delivered, to the Dealers and the Dealers' Counsel, on a date to be mutually agreed upon by the Bank and the Dealers (the "Closing Date"), the following documents:

(a) a certificate dated the Closing Date signed by the Bank's Chairman of the Board or the President and Chief Executive Officer or the President, Financial Markets, Treasury and Investment Bank or the Senior Vice-President, Finance and Control,

and the Senior Vice-President-Treasury and Financial Markets, the Vice-President and Treasurer or the Senior Manager, Legal Affairs, International and Capital Markets of the Bank or such other officer of the Bank as the Dealers may agree certifying that, to the best of their knowledge, information and belief, after having made reasonable inquiries and without personal liability, there has been no material adverse change to such date in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Bank, its subsidiaries and affiliates on a consolidated basis from that disclosed in the Prospectus and any Prospectus Amendment and further that no event has occurred which should have been set forth in a Prospectus Amendment or in a notice of material change which has not been set forth in such Prospectus Amendment or such notice; such certificate shall also relate to such matters of fact as the Dealers and the Dealers' Counsel may reasonably request;

(b) an opinion of the Bank's Counsel, in a form acceptable to Dealers' Counsel acting reasonably;

(c) an opinion of the Dealers' Counsel, in a form acceptable to the Dealers acting reasonably;

(d) the duly executed Supplemental Indenture, if any; and

(e) letters from Standard & Poor's Corporation, Dominion Bond Rating Service Limited and Moody's Investors Service, Inc. confirming that as at the Closing Date the ratings on the Notes are as set out in the Prospectus.

(2) For the purposes of the opinions referred to in paragraphs 8(l)(b) and (c), the Bank's Counsel and the Dealers' Counsel may deliver opinions of local counsel acceptable to them as to the qualification of the distribution of the Notes for sale to the public in those Jurisdictions where they do not carry on the practice of law and as to other matters governed by the laws of such Jurisdictions. In addition, the Bank's counsel may rely as to certain matters of fact on certificates of the Bank's officers and certificates issued by Securities Commissions, the Office of the Superintendent of Financial Institutions and other governmental agencies, and that such opinion will be subject to the customary qualifications and assumptions, and the Dealers' Counsel may, when the Dealer's Counsel considers it appropriate to do so, rely on the opinion of the Bank's Counsel as to matters which relate specifically to the Bank or any of its subsidiaries.

Section 9. Indemnification

(1) The Bank shall indemnify and save harmless each of the Dealers and their respective directors, officers, employees, shareholders and agents, and any person (other than the Bank and its successors and assigns) which, for these purposes, includes each of their respective directors, officers and employees, shareholders and agents, to whose benefit this Agreement shall enure or upon whom it shall be binding pursuant to subsection 16(3) hereof (each of whom is an "Indemnified Party", and are referred to collectively as the "Indemnified Parties") from and against all losses (except loss of profits in connection

with the sale of the Notes), claims (other than a claim caused by or arising by reason of the breach by any such Dealer of any of its obligations herein contained or of applicable Securities Laws or other applicable laws in connection with the transactions provided for herein), costs, damages, demands, expenses and liabilities which any of the Indemnified Parties may suffer, incur or be the subject of (whether under the provisions of any statute or otherwise), from time to time, and which are in any way caused by or derived directly or indirectly by reason of, from or in consequence of:

(a) any misrepresentation, untrue or misleading statement or omission contained herein, in the Prospectus, any Prospectus Amendment or any Pricing Supplement or in any document incorporated therein by reference or supplementary thereto or in any other material supplied to the Dealers by the Bank and/or filed or delivered in compliance or intended compliance with Securities Laws;

(b) any order made or inquiry/investigation or proceeding commenced or threatened by the Superintendent of Financial Institutions, any Securities Commission or other competent authority in Canada or in any of the Jurisdictions based upon any untrue statement or omission or alleged untrue statement or omission or any misrepresentation or any alleged misrepresentation (except a statement, omission or misrepresentation relating solely to the Dealers) contained in the Prospectus, any Prospectus Amendment or any Pricing Supplement or any other material or document filed or delivered pursuant hereto (except any document or material delivered or filed solely by the Dealers) which prevents or restricts the trading in or the distribution of the Notes or any of them or the common shares of the Bank in any of the Jurisdictions; or

(c) any untrue statement, omission or misrepresentation or any alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Dealers or any of the Dealers) in any material or document prepared, filed or delivered pursuant hereto or which prevents or restricts the trading in any securities of the Bank or the distribution or eventual redistribution of the Notes or any of them in any of the Jurisdictions.

If any claim contemplated by this subsection should be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this subsection should come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify the Bank as soon as possible of the nature of such claim (provided that any failure to so notify shall not affect the liability of the Bank under this subsection except to the extent that the Bank is materially prejudiced by such failure) and the Bank shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claims; provided, however, that the defence shall be through legal counsel engaged by the Bank and acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the Bank or the Indemnified Party without, in each case, the prior written consent of the Bank and the Dealers, such consent not to be unreasonably withheld or delayed. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel

shall be at the expense of such Indemnified Party unless: (i) the employment of such counsel has been authorized by the Bank; or (ii) the Bank has not within reasonable time after receiving written notice employed counsel to have charge of the defence of such action; or (iii) the named parties to any such suit include the Indemnified Party and the Bank and the Indemnified Party shall have been advised by counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Bank, in which case the Bank shall not have the right to assume the defence of such suit on behalf of the Indemnified Party but the Bank shall be liable in accordance with the provisions of this subsection to pay the reasonable fees and expenses of counsel for the Indemnified Party.

(2) In order to provide for just and equitable contribution in circumstances in which the indemnity provided in subsection 9(l) is due in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by any Indemnified Party or enforceable otherwise than in accordance with its terms, to the extent permitted by applicable law the Bank and each affected Indemnified Party shall contribute to the aggregate of all claims, damages, costs and liabilities and all losses (other than loss of profits) of the nature contemplated in subsection 9(l) and suffered or incurred by any Indemnified Party in such proportions so that such Indemnified Parties are each responsible for the portion represented by the percentage that the aggregate fee payable by the Bank to such Indemnified Party bears to the aggregate initial offering price of the Notes sold by the Dealers under the Prospectus and the Bank shall be responsible for the balance whether or not it has been sued or sued separately; provided that, in any event, no Indemnified Party shall be liable to contribute, in the aggregate, any amount in excess of such aggregate fees or any portion thereof actually received.

(3) The rights to contribution provided in subsection 9(2) shall be in addition to and not in derogation of any other right to contribution which any Indemnified Party may have by statute or otherwise pursuant to applicable law.

(4) In the event that the Bank may be held to be entitled to contribution from any Indemnified Party under the provisions of any statute or otherwise pursuant to applicable law, the Bank's entitlement shall be limited to an amount not exceeding the lesser of (a) the portion for which such Indemnified Parties are responsible, as determined pursuant to subsection 9(2), of the full amount of the loss or liability giving rise to such contribution, and (b) the amount of any fees or commissions actually received by such Indemnified Parties in connection herewith.

(5) If any action is instituted against the Bank as a result of any matter referred to in subsection 9(l) or if any payment is made by the Bank pursuant to this Section 9, the Bank shall not make any claim for contribution against any of the Indemnified Parties except to the extent permitted by subsection 9(l), or except to the extent that such claim is based upon the negligence or misfeasance or intentional or gross fault of any such parties.

(6) Notwithstanding any other section or provision contained in this Agreement, the rights to indemnity and contribution contained in this section 9 shall survive the Closing and shall

continue in full force and effect unaffected by any disposition or re-distribution by the Dealers of any or all of the Notes.

Section 10. Operating Procedures

(1) In the case of any agency offering, or in the case of the Dealers purchasing as principal, the Bank and the Dealers shall follow the Operating Procedures (as amended from time to time as mutually agreed by the Bank and the Dealers) in respect of operating and settlement matters and the timing of payment of commissions in connection with the sale of Notes by or through the Dealers or in such other manner as the Bank and the Dealers shall agree.

(2) The Bank shall allow the Dealers and the Dealers' Counsel to carry out the due diligence contemplated by Schedule B hereto and such other due diligence as the Dealers and the Dealers' Counsel may reasonably request from time to time in order to fulfil their obligations under applicable Securities Laws and to enable the Dealers to execute responsibly the certificate in the Prospectus or any Prospectus Amendment required to be executed by the Dealers, subject to the Dealers giving prior written notice of at least one Business Day to either one of the following officers of the Bank: the President, Financial Markets, Treasury and Investment Bank, the Senior Vice-President, Treasury and Financial Markets or the Vice-President and Treasurer. During the term of this Agreement, the Bank shall promptly give the Dealers and Dealers' Counsel:

(a) copies of all documents referred to in Schedule B when specified therein (other than documents or materials referred to in Schedule B which are only to be made available as specified therein);

(b) reasonable notice of the meetings contemplated by Schedule B; and

(c) prompt notice if it becomes aware of any change or proposed change in the credit rating of the Notes.

(3) (a) If any Dealer gives notice to the Bank that it is not satisfied with the content of any document required to be filed by the Bank in connection with the distribution of the Notes (including a Prospectus Amendment, material change report or the annual information form of the Bank) or (b) if any Dealer gives notice to the Bank that, in that Dealer's judgment, a Prospectus Amendment or material change report is required under Securities Laws to be filed by the Bank and the Bank is not prepared to file such Prospectus Amendment or material change report, or (c) if the Bank or any Dealer determines, each in its sole discretion, that it does not wish to continue the agency arrangement specified herein (in the case of the Bank in respect of one or more of the Dealers), the Bank or that Dealer, as the case may be, shall be entitled to terminate its rights and obligations under this Agreement upon delivery of notice in writing one Business Day in advance to that effect in which event there shall be no objection or liability on the part of that Dealer to the Bank or of the Bank to that Dealer, provided that all of the representations and warranties of the Bank or the Dealer or Dealers, as the case may be, the provisions of section 9 and all provisions relating to payment of such

Dealer's commissions, fees and expenses payable hereunder and any right or claim based on prior breach of obligations shall survive for the benefit of such Dealer or Dealers or the Bank, as the case may be. Upon such termination, the Bank and the remaining Dealers shall promptly file a Prospectus Amendment satisfactory to the Dealers' Counsel, acting reasonably, indicating that the Dealer or Dealers have ceased to be a Dealer or Dealers under the Prospectus relating to the Notes and containing a new prospectus certificate signed by the remaining Dealers, and any other document required under Securities Laws.

(4) The Bank may in its discretion and after notice to the Dealers appoint one or more additional Canadian investment dealers as agents; provided that no such appointment shall be effective unless:

(a) any such additional Dealer shall have entered into a counterpart to this Agreement or other accession instrument, a copy of which shall have been delivered to the then Dealers and the Dealers' Counsel;

(b) an appropriate Prospectus Amendment shall have been arranged by the Dealers (including any such additional Dealer) and filed with the Securities Commissions;

(c) all relevant requirements under Securities Laws shall have been complied with; and

(d) such other matters as the Dealers' Counsel or the Bank's Counsel may reasonably require in order to give effect to any such appointment shall have been completed;

upon satisfaction of which, each such additional agent shall become one of the Dealers under this Agreement.

(5) Each Dealer shall execute and deliver any and all agreements, instruments, notices, consents, acknowledgments, certificates and documents and do all such acts and things as may reasonably be required by the Bank in order to give effect to the appointment of one or more additional Dealers as contemplated by subsection 10(4).

Section 11. Termination of Purchases as Principal

In addition to any other remedies which may be available to the Dealers, a Dealer shall be entitled, at its option, to terminate and cancel any obligation to purchase any Notes as principal, without any liability on its part, immediately upon written notice to the Bank at any time prior to the completion of such purchase if, after such Dealer has agreed to purchase Notes as principal:

(a) any inquiry, investigation or other proceeding is commenced or any order is issued under or pursuant to any statute of Canada or of any province or territory of Canada preventing or restricting the distribution of or trading in the Notes in any of the Jurisdictions;

(b) there should occur any material change or change in a material fact or should the Dealers become aware of an undisclosed material fact such as is contemplated in

subsection 5(2) which in the Dealer's opinion, acting reasonably, would be expected to have a significant adverse effect on the market price or value of the Notes;

(c) there should develop, occur or come into effect or existence any occurrence of national or international consequence or any action, government law or regulation or other occurrence of any nature whatsoever which, in the Dealer's opinion, acting reasonably, seriously adversely affects, or would be expected to seriously adversely affect the financial markets or the business, operations or affairs of the Bank and its subsidiaries taken as a whole; and

(d) the rating assigned to the debt securities of the Bank by any nationally recognized securities rating agency in Canada or in the United States shall have been lowered since the date of the Trade (as defined in Schedule A) or if any such rating agency shall have publicly announced that it has under surveillance or review, with possible negative implications, the Bank's rating if in the Dealer's opinion, acting reasonably, such change in ratings or announcement could be reasonably expected to have a significant adverse effect on the market price or value of the Notes.

In the event of a termination by a Dealer pursuant to this section 11, there shall be no further obligation or liability on the part of such Dealer or of the Bank to such Dealer in respect of that proposed distribution of Notes, except in respect of the obligations of the Bank under sections 9 and 15.

Section 12. Termination

The term of the Dealers' appointment as Dealers under this Agreement shall expire on the earlier of (i) the 25 months following the filing of the Prospectus; and (ii) the date on which the Bank files a new prospectus to replace or supersede the Prospectus for the purposes of the Bank's continuing an MTN Program. Provided that no Dealer owns any Notes as principal and no Dealer is obliged to purchase any Notes as principal, the Prospectus may be withdrawn from a Securities Commission by the Bank in its sole discretion provided the Bank provides advance notice to the Dealer of such withdrawal.

Section 13. Notices

(1) Any notice or other communication to be given hereunder shall:

(a) in the case of notice to the Bank, be addressed and sent to:

National Bank of Canada
National Bank Tower
600 de La Gauchetière Street West
Montreal, Québec H3B 4L2

Facsimile N°: (514) 394-8971

Attention: François Bourassa
Senior Manager, Legal Affairs,
International and Capital Markets

with a copy to:

McCarthy Tétrault LLP
"Le Windsor"
1170 Peel Street
Montreal, Québec H3B 4S8

Facsimile N°: (514) 397-4235

Attention: Daniel Bénay

(b) in the case of notices to the Dealers, be addressed and sent to:

(i) the Dealers collectively, or National Bank Financial Inc.:

National Bank Financial Inc.
1155 Metcalfe, 5th Floor
Montreal, Québec H3B 4S9

Facsimile N°: (514) 390-7810

Attention: Paul St-Michel

Facsimile N°: (514) 390-7357

Attention: Louis Simard

(ii) BMO Nesbitt Burns Inc.:

Tour McGill College
1501 McGill College Av., Suite 3200
Montreal, Québec H3A 3M8

Facsimile N°: (514) 286-7276

Attention: Luc Bachand

(iii) Casgrain & Company Limited:

500 René-Lévesque Blvd. West
Suite 1625
Montreal, Québec H2Z 1W7

Facsimile N°: (514) 871-1943

Attention: Gaston Simoneau

(iv) CIBC World Markets Inc.:

600 de Maisonneuve Blvd. West
Suite 3050
Montreal, Québec H3A 3J2

Facsimile N°: (514) 847-6430

Attention: Charles St-Germain

(v) Desjardins Securities Inc.:

1, Complexe Desjardins
South Tower, 29th Floor
Box 394, Succ. Desjardins
Montreal, Québec H5B 1J2

Facsimile N°: (514) 982-2445

Attention: Pierre Charbonneau

(vi) HSBC Securities (Canada) Inc.:

2001 McGill College Avenue
Suite 300
Montreal, Québec H3A 1G1

Facsimile N°: (514) 393-6096

Attention: Luc Buisson

(vii) Laurentian Bank Securities Inc.:

1981 ave McGill College
Suite 1900
Montreal, Québec H3A 3K3

Facsimile N°: (514) 284-6224

Attention: Michel Richard

(viii) Merrill Lynch Canada Inc.:

1250 René-Lévesque Blvd.
Suite 3715
Montreal, Québec H3B 4W8

Facsimile N°: (514) 846-3591

Attention: Éric Michaud

(ix) RBC Dominion Securities Inc.:

200 Bay Street
Toronto, Ontario M5J 2W7

Facsimile N°: (416) 842-5366

Attention: Barry Nowoselski

(x) Scotia Capital Inc.:

Scotia Plaza, 66th Floor
40 King Street West
Box 4085, Station A
Toronto, Ontario M5W 2X6

Facsimile N°: (416) 863-7450

Attention: Mary Robertson

(xi) TD Securities Inc.:

500 St-Jacques Street
9th Floor
Montreal, Québec H2Y 1S1

Facsimile N°: (514) 985-4832

Attention: Paul Noreau

with a copy, in each case, to :

Fasken Martineau DuMoulin LLP
Stock Exchange Tower
Suite 3400, P.O. Box 242
800 Place Victoria
Montreal, Québec
H4Z 1E9

Facsimile N°: (514) 397-7600

Attention: Maurice Forget

(2) Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee, shall be given by facsimile, and shall be deemed to be given at the time facsimiled or delivered, if facsimiled or delivered to the recipient on a Business Day (in Montreal) and before 5:00 p.m. (Montreal time) on such business day,

and otherwise shall be deemed to be given at 9:00 a.m. (Montreal time) on the next following Business Day (in Montreal). Any party may change its address for notice by notice given in the manner aforesaid.

(3) All notices, directions, consents and other communications to be given pursuant hereto on behalf of the Dealers shall be given by National Bank Financial Inc. (other than a notice of termination under subsection 10(3) or section 11, which shall be given by the Dealer concerned) and this shall suffice as the Bank's authority to accept such notices, directions, consents and other communications.

Section 14. Fees and Expenses

Whether or not a sale of Notes as contemplated herein is completed, all reasonable costs and expenses of or incidental to the offering and issue of the Notes shall be paid by the Bank, including the Dealer's reasonable out-of-pocket expenses, the fees and expenses of the Dealers' Counsel, the Bank's Counsel, the Bank's local counsels and the Bank's auditors, the costs of printing and delivering the definitive Notes (if any), the cost of printing and translating the Prospectus, any Prospectus Amendment or any Pricing Supplement and the expenses of qualifying the issue and distributing the Notes under applicable Securities Laws and all costs of any marketing or information meetings conducted by the Bank; provided, however, that the fees and expenses of the Dealers' Counsel and the Dealers' out-of-pocket expenses relating to a purchase of Notes by a Dealer or Dealers as underwriter(s) (but not as agent(s)) or principal(s) shall be paid by such Dealer or Dealers.

Section 15. Miscellaneous

(1) The representations, warranties and agreements herein contained shall survive the sale by the Dealers of the Notes.

(2) This Agreement shall be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein. The courts of the Province of Québec shall have non-exclusive jurisdiction over any dispute hereunder.

(3) This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

(4) Time shall be of the essence of this Agreement.

(5) The headings in this Agreement are for convenience of reference only, and shall not affect the interpretation or meaning hereof.

(6) This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and all counterparts together shall constitute one and the same instrument.

The parties hereto have expressly requested that this Agreement and all other documents relating thereto be drawn up in the English language only. *Les parties aux présentes ont expressément demandé que cette convention et tous les documents relatifs à cette convention ne soient rédigés qu'en anglais.*

(The rest of this page left intentionally blank.)

If the foregoing is in accordance with your understanding of the terms of the transaction we are to enter into, please confirm your acceptance by signing this letter in the place indicated below, in which event this letter shall constitute a binding agreement between the Bank and the Dealers.

Yours truly,

National Bank Financial Inc.

By *(s) Paul St-Michel*
Name: Paul St-Michel
Title: Managing Director

BMO Nesbitt Burns Inc.

By: *(s) Peter Marchant*
Name: Peter Marchant
Title: Managing Director

Casgrain & Company Limited

By: *(s) Gaston Simoneau*
Name: Gaston Simoneau
Title: Director, Government and Corporate Finance

CIBC World Markets Inc.

By: *(s) Charles St-Germain*
Name: Charles St-Germain
Title: Managing Director, Investment Banking

Desjardins Securities Inc.

By: *(s) Pierre Charbonneau*
Name: Pierre Charbonneau
Title: Senior Vice-President, Debt Capital Markets

HSBC Securities (Canada) Inc.

By: *(s) Luc Buisson*
Name: Luc Buisson
Title: Managing Director – Corporate Finance & Advisory

Laurentian Bank Securities Inc.

By: *(s) Michel Richard*
Name: Michel Richard
Title: Vice President, Capital Markets

Merrill Lynch Canada Inc.

By: *(s) Éric Michaud*
Name: Éric Michaud
Title: Vice-President, Global Markets & Investment Banking

RBC Dominion Securities Inc.

By: *(s) Barry Nowoselski*
Name: Barry Nowoselski
Title: Managing Director

Scotia Capital Inc.

By: *(s) Lawrence R. Small*
Name: Lawrence R. Small
Title: Director, Transaction Finance

TD Securities Inc.

By: *(s) Paul Noreau*
Name: Paul Noreau
Title: Managing Director

ACCEPTANCE

The foregoing is hereby confirmed and accepted on the terms and as of the date set forth above.

NATIONAL BANK OF CANADA

By: *(s) Martin Ouellet*
Name: Martin Ouellet
Title: Vice-President and Treasurer

By: *(s) Andrée Grimard*
Name: Andrée Grimard
Title: Senior Legal Counsel

SCHEDULE A

Operating Procedures

The following outlines the procedures by which the Bank intends from time to time to sell the Notes through the Dealers acting as agents of the Bank or as principals for resale pursuant to the dealer agreement (the "Agreement"), dated March 4, 2004, between the Bank and the Dealers. All operating procedures shall be carried out in accordance with NI 44-102 and applicable Securities Laws. Capitalized terms used herein have the meanings ascribed thereto in the Agreement, unless otherwise defined herein. These operating procedures shall not apply when the Bank elects, pursuant to the Agreement, to issue Notes directly to purchasers.

A. General

(1) At any time, the Bank may establish, in consultation with the Dealers or any of them, an appropriate rate and pricing structure for the Notes to be sold by the Dealers within a defined time frame pursuant to the Agreement and the Bank's requirement for funds (including the term or terms and the currency or currencies required and other terms and conditions (collectively, the "Other Terms and Conditions") of the Notes) as contemplated by the Prospectus (as amended or further supplemented by any Prospectus Amendment). At the Bank's sole discretion, the rate and pricing structure and requirement for funds so established will be based upon market conditions and the Bank's current and prospective funding requirements.

(2) The Bank, in its sole and absolute discretion, may determine that an adjustment is desirable and will notify each Dealer of the adjustment. The Bank may consult with the Dealers or any of them concerning the desirability of an adjustment in the rate and pricing structure, the Other Terms and Conditions or the requirement for funds. Also, a Dealer will advise the Bank at any time if the Dealer is of the view that an immediate adjustment in the Bank's rate and pricing structure, the Other Terms and Conditions or the requirement for funds is desirable.

(3) Whenever a Dealer obtains a firm offer to purchase a Note at the prevailing rate and pricing structure, at the prevailing Other Terms and Conditions and within the confines of the Bank's prevailing requirement for funds, the Dealer will telephone or otherwise contact the Bank to determine whether the Bank in fact still requires funds and, if it does, the Bank will confirm by telephone or otherwise that the Dealer may accept such offer as agent on behalf of the Bank (with commissions as determined in Schedule C to the Agreement or as may be mutually agreed upon by the Dealer and the Bank) or may acquire the Note as principal on terms (including price and commissions, if any) then mutually agreed upon by the Dealer and the Bank for resale by the Dealer pursuant to such offer.

(4) Whenever a Dealer obtains a firm offer to purchase a Note at other than the prevailing rate and pricing structure and/or not within the confines of the Other Terms and Conditions, and/or not within the confines of the Bank's prevailing requirement for funds, the Dealer will inform the Bank of that offer and will prior discuss with the Bank the advisability of accepting such firm offer.

(5) Unless otherwise agreed to by the Dealer and the Bank, all orders accepted by the Bank on a particular day (the "Trade Date") will be settled on the third Business Day in Montreal, and in the principal financial centre of the relevant currency, if other than Canadian dollars, following the Trade Date (the "Settlement Date").

(6) Any Note (a "Book-Entry Only Note") is to be issued in accordance with Part B below entitled "Book-Entry Only Notes", unless the issuance of Notes in certificated form ("Certificated Notes") is, subject to the provisions of the Trust Indenture, agreed to in advance by the Bank and the Dealers and so indicated in the applicable Pricing Supplement. Settlement procedures with respect to Book-Entry Only Notes shall be as set forth in such Part B, below. Settlement procedures with respect to Certificated Notes shall be as set forth in Part C of these operating procedures.

(7) The Bank will make all necessary filings of Pricing Supplements and other documents required to be filed with the relevant Securities Commission in each Jurisdiction in which Notes have been sold pursuant to the Pricing Supplement within the time frame prescribed from time to time by NI 44-102 or applicable Securities Laws and will pay all fees payable to such regulatory authorities.

B. <u>Book-Entry Only Notes</u>

(1) Each Book-Entry Only Note will be registered in the name of CDS & Co., as nominee for the Canadian Depository for Securities Limited or other depository designated in the Pricing Supplement, or its nominee (the "Depository"), on the debt securities register maintained under the Trust Indenture. The beneficial owner of an interest in the Book-Entry Only Note (each, a "Book-Entry Interest") will designate one or more participants in the Depository to act as agent or agents for such owner in connection with the book-entry system maintained by the Depository, and the Depository will record in book-entry form, in accordance with instructions provided by such participants, a credit balance with respect to such Book-Entry Interest in the account of such participants. The Book-Entry Interest will be recorded through the records of such participants or through the separate records of such participants and one or more indirect participants in the Depository.

(2) The receipt of immediately available funds by the Bank in payment for the Book-Entry Interests and the issuance of the Book-Entry Only Note representing such Book-Entry Interests shall constitute "Settlement".

(3) Settlement procedures with regard to each Book-Entry Only Note sold by a Dealer shall be as set forth below:

(a) The Dealer will orally advise the Bank of the following information (except the information referred to in (x) if not available) immediately following the acceptance of any offer by the Dealer acting as agent on behalf of the Bank or acting as principal and all of the following information (the "Settlement Information") shall be confirmed in writing pursuant to the timetable for Settlement set forth below:

(i) principal amount and currency or currencies of the Book-Entry Interest;

(ii) if any, the rate of interest (or the method of calculation thereof) and the interest payment date or dates;

(iii) Settlement Date;

(iv) maturity date;

(v) price;

(vi) in the case of a fixed rate note which is redeemable at the Canada Yield Price (as defined in the applicable Supplemental Indenture), the Redemption Percentage (as to be set forth in the applicable Pricing Supplement);

(vii) other redemption terms, if any;

(viii) the repayment price (if other than the principal amount);

(ix) net proceeds;

(x) spread as compared to comparable benchmark;

(xi) Trade Date;

(xii) FINS Number(s) (the Depository Participant Number(s) of the participant(s) through which the customer will hold the Book-Entry Interest);

(xiii) Dealer's commission;

(xiv) selling jurisdiction of the sale; and

(xv) any other terms of the Notes as permitted by the Trust Indenture;

(b) After receiving the Settlement Information from the Dealer, the Bank will complete and deliver to the Dealer a Pricing Supplement relating to the Book-Entry Only Note to be sold in accordance with such Settlement Information. The Pricing Supplement will be faxed or e-mailed to the contact at each of the Dealers, if such a Dealer is a Dealer for the purpose of such issue, set forth in Section 14 of the Agreement. The Dealer will deliver the Prospectus and any Pricing Supplement to the purchaser of each Book-Entry Interest by the end of the second Business Day following the Trade Date or the date the Bank has delivered the applicable Pricing Supplement to the Dealer, whichever is later.

(c) The Bank will, subject to CDS approvals and procedures, assign a CUSIP number to the Book-Entry Only Note representing such Book Entry Interest

and will forward copies of the Pricing Supplement(s) to the Depository by facsimile or other form of electronic transmission and request activation of the CUSIP number.

(d) After receiving all of the Settlement Information from the Dealers participating in the sale of the Book-Entry Only Note, the Bank will communicate to the Depository and to National Bank Trust Inc. or any other trustee duly appointed under the Trust Indenture (the "Trustee") and to the issuing agent if other than the Trustee, all of the Settlement Information, by facsimile or e-mail.

(e) The Bank will prepare and execute a Book-Entry Only Note in the form appended to the Trust Indenture or such other form as permitted by the Trust Indenture with such changes as may be agreed between the Bank and the Trustee.

(f) The Trustee or issuing agent as applicable, will confirm the Book-Entry Only Note and will make such Book-Entry Only Note available to the Depository in Montreal one Business Day prior to the Settlement Date.

(g) The Depository will credit such Book-Entry Interest to the appropriate participant account(s) maintained by the Depository.

(h) Each Dealer shall deliver by electronic funds transfer the amount, net of the appropriate Dealer's commission, as agreed in respect of such Book-Entry Interest to an account designated by the Bank with a reference or trading number. In the event such amount has not been received in the designated account of the Bank by 11:30 a.m. on the Settlement Date, the transactions shall not settle until the next Business Day in Montreal and the Bank shall be compensated by the Dealer for its cost of funds incurred as a result of the delay in Settlement based on the interest rate or yield determined and calculated in the manner provided in the Notes, for the period from but not including the Settlement Date to and including the date the transaction settles.

(i) The Dealer will confirm the purchase of each Book-Entry Interest to the purchaser thereof by mailing a written confirmation to such purchaser.

For offers accepted by the Bank (or as provided above, by a Dealer on behalf of the Bank), settlement procedures (a) through (h) shall occur no later than the respective times listed below:

Settlement Procedure	Time
(a)	9:00 a.m. on the Business Day following the Trade Date
(b) to (e)	1:00 p.m. on the second Business Day following the Trade Date
(f)	3:00 p.m. on the second Business Day following the Trade Date

(g) to (h) 11:30 a.m. on the Settlement Date

(4) If Settlement of a Book-Entry Only Note is rescheduled or cancelled, the Bank will deliver to the Depository and the Trustee a cancellation message to such effect by no later than 10:00 a.m. on the Business Day immediately preceding the scheduled Settlement Date. If a Book-Entry Only Note is cancelled, the Trustee will mark such Book-Only Note "void and cancelled", and make appropriate entries in its records. The CUSIP number assigned to such Book Entry Only Note shall, in accordance with CUSIP Service Bureau procedures, be cancelled and not reassigned.

(5) Interest payments will be made by cheque dated the date interest is payable (or by any other payment method as agreed upon between the Depository and the Bank) and delivered to the Depository by or on behalf of the Bank at least two Business Days before the date interest is payable or wire transfer on the date interest is payable.

(6) On the day on which the principal amount of a Book-Entry Only Note is to be paid, payment shall be made at any of the principal offices of the Trustee or such other place as the Bank, with the approval of the Trustee, may agree, to the Depository against presentation and surrender of the Book-Entry Note unless otherwise specified in such Book-Entry Note or otherwise agreed to by the Bank, the Trustee and the Depository.

C. <u>Certificated Notes</u>

(1) The receipt of immediately available funds by the Bank in payment for Certificated Notes and the authentication and issuance of the Certificated Notes shall constitute "Settlement".

(2) Settlement procedures with regard to each Certificated Notes sold by a Dealer shall be as follows:

(a) The Dealer will orally advise the Bank of the following information (except the information referred to in (vi) if not available) immediately following the acceptance of any offer by the Dealers acting as agent on behalf of the Bank or acting as principal and all of the following information shall be confirmed in writing by 1:00 p.m. on the Business Day following the Trade Date:

(i) principal amount and currency or currencies of the Certificated Note;

(ii) exact name in which the Certificated Note is to be registered (the "Registered Owner");

(iii) exact address of the Registered Owner and address for payment of principal and interest;

(iv) splits;

(v) delivery location;

(vi) taxpayer identification number of the Registered Owner and whether the Registered Owner is a "non-resident" for the purposes of the *Income Tax Act* (Canada); and

(vii) the information specified in paragraph B.3 (a)(ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (xi), (xii) and (xiii) above (which information along with the information specified in paragraph C.2(a)(i) to (iv) above shall be deemed to be collectively the "Certificated Settlement Information" for all purposes in regard to the Certificated Notes).

(b) After receiving the Certificated Settlement Information from the Dealers, the Bank will complete and deliver to the Dealer a Pricing Supplement relating to the Certificated Notes to be sold in accordance with such Certificated Settlement Information.

The Pricing Supplement will be faxed to the contact at each of the Dealers if such a Dealer is a Dealer for the purpose of such issue set forth in Section 14 of the Agreement. The Dealer will deliver the Prospectus and any Pricing Supplement to the purchaser by the end of the second Business Day following the Trade Date, provided that the Bank has delivered the applicable Pricing Supplement to the Dealer.

(c) After receiving all of the Certificated Settlement Information from the relevant Dealer, the Bank will communicate the Certificated Settlement Information to the Trustee and to the issuing agent if other than the Trustee, by 1:00 p.m. on the second Business Day following the Trade Date.

(d) The Trustee or issuing agent, as applicable, will complete and distribute a pre-printed 4-ply Certificated Note packet (or a Certificated Note and three photocopies thereof) as follows:

(i) the original Certificated Note (which in the case of the registered Certificated Notes will be registered in the name of the Registered Owner) to the Dealer;

(ii) copy 1 to the Trustee;

(iii) copy 2 to the Dealer; and

(iv) copy 3 to the Bank.

(e) No later than 10:00 a.m. on the Settlement Date or such time on such other date as may be agreed to by the Bank and the Dealer or Dealers in question to be the Settlement Date for the purpose of a specific issuance of a Certificated Note, the Trustee or issuing agent, as applicable, will make the Certificated Note available at its principal office in Montreal or such other place or places

(if any) which the Bank may, with the approval of the Trustee, designate subject to the provisions of the Indenture, against payment by wire transfer, certified cheque or bank draft, net of the appropriate Dealer's commission. The Dealers will arrange to settle the transaction prior to 12:00 p.m. on the Settlement Date. If the Dealer does not settle the transaction prior to 12:00 p.m. on the Settlement Date, the transaction shall not settle until the next Business Day in Montreal and the Bank shall be compensated by the Dealer for its cost of funds incurred as a result of the delay in Settlement based on the interest rate or yield determined and calculated in the manner provided in the Notes, for the period from but not including the Settlement Date to and including the date the transaction settles.

(3) For each Certificated Note the Dealer will provide the exact address of the Registered Owner and address for payment of interest. Interest payments shall be made by cheque dated the date interest is payable and mailed to the Registered Owner at least five Business Days prior to the applicable interest payment date or, if applicable, transfer on the date interest is payable.

(4) On the date on which the principal amount of a Certificated Note is to be paid, the paying agent in the Note will make payment thereon, at any branch of the paying agent designated in the Note, to the payee named in the Certificated Note or the appropriate holder thereof (in the case of a Certificated Note which is payable to the order of a named payee) against presentation and surrender of the Certificated Note unless otherwise specified in such Certificated Note or otherwise agreed to by the Bank, the Trustee, the paying agent and the payee.

These operating procedures will be in effect until such time as the Bank and the Dealers shall agree that revisions to the procedures are desirable.

SCHEDULE B

Due Diligence Review Process

Quarterly Review with Senior Management

After receiving and reviewing each of the quarterly unaudited financial statements for the Bank, representatives of each of the Dealers and the Dealers' Counsel may, at the option of the Dealers, acting reasonably, meet with one or more members of the senior management of the Bank and its counsel to conduct an updated due diligence session with respect to the affairs of the Bank. Any such meeting may take the form of a conference call. Prior to the foregoing quarterly due diligence session, the Dealers' Counsel will be permitted to review the minutes of the directors', shareholders', executive and audit committee meetings for each such quarter. These documents will be made available for review by the Dealers' Counsel by the Bank and legal counsel to the Bank will be available to answer questions regarding these documents.

Annual Review of the Bank's Audited Financial Statements and Annual Information Form

After receiving and reviewing the Bank's audited financial statements, its annual report and the Bank's Annual Information Form, representatives of each of the Dealers and the Dealers' Counsel may, at their option, acting reasonably, meet with one or more members of the senior management of the Bank and its counsel to conduct an annual due diligence review in conjunction with the Bank's Annual Information Form. The Dealers and the Dealers' Counsel may, at their option, also meet with the auditors of the Bank to conduct a due diligence review with respect to the Bank's annual financial information. The auditors may be asked to provide to the Dealers one or more comfort letters regarding certain financial information, as detailed in paragraph 6(l)(g) of the Agreement.

Review of Material Change Reports

Both the Dealers and the Dealers' Counsel shall be included in the Bank's automatic press release system. As soon as possible upon the earlier of the issuance of a press release relating to a material change report and the filing of a material change report with Securities Commissions, members of the senior management of the Bank shall meet with representatives of the Dealers and the Dealers' Counsel (by means of a conference call) to discuss the subject matter of the material change report so that the Dealers can be satisfied that the material change report which has been incorporated by reference into the Prospectus adequately discloses all material facts relating to the material change.

Other

The Bank agrees to promptly notify the Dealers if it becomes aware of a change or a proposed change in the credit ratings on the Notes.

SCHEDULE C

Agency and Underwritten Commissions

Term to maturity at Issue	Agency Commission	Underwritten Commission
1 year	0.100%	0.150%
18 months	0.150%	0.200%
2 years	0.200%	0.250%
3 years	0.250%	0.375%
4 years	0.300%	0.500%
5 years	0.350%	0.625%
6 years	0.350%	0.650%
7 years	0.375%	0.650%
8 years	0.400%	0.700%
9 years	0.400%	0.700%
10 years	0.400%	0.750%
15 years	0.450%	0.800%
20 years	0.500%	0.900%
30 years	0.500%	0.900%
Over 30 years	Negotiated	Negotiated

Base Shelf Prospectus

This short form base shelf prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing this omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The securities to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended and, subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America or for the account or benefit of U.S. persons. See "Plan of Distribution".

SHORT FORM BASE SHELF PROSPECTUS

NEW ISSUE March 4, 2004

NATIONAL BANK OF CANADA

$2,000,000,000
Medium Term Notes
(subordinated indebtedness)

Medium Term Notes which are subordinated indebtedness of National Bank of Canada (the "Bank") due more than one year from the date of issue (the "Notes") may be offered for sale under this prospectus at various times until April 3, 2006 in an aggregate principal amount of up to $2 billion (or the Canadian dollar equivalent thereof if any of the Notes are denominated in foreign currencies or currency units) calculated on the basis of the principal amount of Notes issued, in the case of interest bearing Notes, or on the basis of the gross proceeds received by the Bank, in the case of non-interest bearing Notes or Notes bearing interest at a rate that at the time of issuance is below market rates. Notes may be redeemed at the option of the Bank, in whole or in part, prior to their maturity date.

Other specific terms of any offering of the Notes will be described, and all shelf information not included in this short form base shelf prospectus will be contained, in one or more prospectus supplements that will be delivered together with this prospectus to prospective purchasers of Notes.

RATES ON APPLICATION

The Notes will be offered separately by one or more of National Bank Financial Inc., BMO Nesbitt Burns Inc., Casgrain & Company Limited, CIBC World Markets Inc., Desjardins Securities Inc., HSBC Securities (Canada) Inc., Laurentian Bank Securities Inc., Merrill Lynch Canada Inc., RBC Capital Markets, Scotia Capital Inc. and TD Securities Inc. and other dealers that may be appointed from time to time (collectively, the "Dealers"). Under a dealer agreement dated March 4, 2004 between the Bank and the Dealers, the Notes may be purchased at various times by any of the Dealers, as agent, underwriter or principal, at prices and commissions to be agreed upon, for resale to the public at prices to be negotiated with purchasers. Resale prices may vary during the distribution period and between purchasers. The Bank may also offer the Notes to purchasers directly, pursuant to applicable registration exemptions, at prices and terms to be negotiated. See "Plan of Distribution".

The offerings are subject to approval of certain legal matters on behalf of the Bank by McCarthy Tétrault LLP and on behalf of the Dealers by Fasken Martineau DuMoulin LLP.

There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus.

The Notes will be direct unsecured obligations of the Bank constituting subordinated indebtedness for the purposes of the *Bank Act* (Canada) (the "*Bank Act*") and will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act.*

In the event of the insolvency or winding-up of the Bank, the Notes will rank equally and rateably with the Bank's other subordinated indebtedness and will be subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank and all other liabilities of the Bank except those which, by their terms, rank in right of payment equally with or subordinate to the Notes. See "Description of the Notes — Subordination".

National Bank Financial Inc. is a wholly-owned subsidiary of the Bank. As a result, the Bank is a related issuer of National Bank Financial Inc. under applicable securities legislation. See "Plan of Distribution".

Table of Contents

Documents Incorporated by Reference

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, National Bank of Canada, National Bank Tower, 600 de La Gauchetière Street West, Montreal, Québec, H3B 4L2, (514) 394-6081. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of the Bank at the above-mentioned address and telephone number. Copies may also be obtained through the internet at www.sedar.com.

The following documents of the Bank, filed with the Superintendent of Financial Institutions (Canada) (the "Superintendent") and the securities regulatory authorities in each of the provinces of Canada, are incorporated by reference into, and form an integral part of, this prospectus:

(a) Annual Information Form of the Bank dated November 28, 2003 (the "Bank's 2003 AIF");

(b) Audited Consolidated Financial Statements of the Bank for the year ended October 31, 2003, together with the Auditors' Report thereon, which include comparative audited consolidated financial statements for the year ended October 31, 2002 and management's discussion and analysis as contained in the Bank's Annual Report for the year ended October 31, 2003 (the "Bank's 2003 MD&A");

(c) Management Proxy Circular dated January 22, 2004 in connection with the Bank's annual meeting of shareholders to be held on March 10, 2004, excluding those portions which, pursuant to National Instrument 44-101 of the securities regulatory authorities, are not required to be incorporated by reference; and

(d) First Quarterly Report to shareholders of the Bank for the quarter ended January 31, 2004 which includes Unaudited Interim Consolidated Financial Statements for the quarters ended January 31, 2004 and 2003.

Any documents of the type referred to in the preceding paragraph, comparative interim financial statements and any material change reports (excluding confidential material change reports) filed by the Bank with a securities regulatory authority in Canada after the date of this prospectus and prior to the completion or withdrawal of the offering, will be deemed to be incorporated by reference into this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus or contained in this prospectus will be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon a new annual information form or new annual consolidated financial statements and management's discussion and analysis accompanying such financial statements being filed by the Bank with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual consolidated financial statements and management's discussion and analysis accompanying such financial statements, all interim consolidated financial statements and any management's

discussion and analysis accompanying such financial statements, material change reports and management proxy information circulars filed prior to the commencement of the Bank's financial year with respect to which the new annual information form is filed will be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Notes hereunder.

A prospectus supplement containing the specific terms of any offered Notes, updated disclosure earnings coverage ratios, if applicable, and other information in relation to such offered Notes will be delivered to purchasers of such offered Notes together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of such prospectus supplement, but only for purposes of the offering of such offered Notes.

Updated earnings coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as prospectus supplements or as exhibits to the Bank's unaudited interim and audited annual consolidated financial statements, and will be deemed to be incorporated by reference into this prospectus.

In this prospectus, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Ratings

Unless otherwise specified in a prospectus supplement, the following are the provisional ratings for the Notes by the indicated rating organization.

Rating	Organization
"A–"	Standard & Poor's Corporation, a division of the McGraw-Hill Companies ("Standard & Poor's")
"A(low)"	Dominion Bond Rating Service Limited ("DBRS")
"A2"	Moody's Investors Service, Inc. ("Moody's")

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of the payment capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. The "A" rating assigned to the Notes is the third highest rating of Standard & Poor's ten rating categories for long term debt obligations, which range from AAA to D, the third highest of DBRS's nine rating categories for long term debt obligations, which range from AAA to C and the third highest of Moody's nine rating categories for long term debt obligations which range from Aaa to C. "+" and "–" designations in the case of Standard & Poor's, "(low)" and "(high)" designations in the case of DBRS and "1" to "3" designations in the case of Moody's indicate relative strength within the respective rating categories. Each rating organization has several categories of long-term debt obligations for which it will assign a rating. Prospective purchasers of the notes should consult the rating organization with respect to the interpretation and implications of the foregoing provisional ratings.

The foregoing ratings should not be construed as a recommendation to buy, sell or hold the Notes. The credit ratings do not address market price or suitability for a particular investor. The credit ratings assigned to the Notes may not reflect the potential impact of all risks on the value of the Notes. In addition, real or anticipated changes in the credit ratings assigned to the Notes will generally affect the market value of the Notes. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating organization in the future if, in its judgment, circumstances so warrant.

Eligibility for Investment

In the opinion of McCarthy Tétrault LLP, counsel for the Bank, and Fasken Martineau DuMoulin LLP, counsel for the Dealers, unless otherwise specified in a prospectus supplement, the Notes would, if issued on the date of this prospectus, be qualified investments under the *Income Tax Act* (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than trusts governed by deferred profit sharing plans to which contributions are made by the Bank, or a corporation with which the Bank does not deal at arm's length within the meaning of the *Income Tax Act* (Canada)).

The Notes, as of the date hereof, are eligible investments, where applicable, without resort to the so-called ''basket provisions'' or their purchase would not be precluded as investments for certain investors, subject to compliance with the prudent investment standards and general investment provisions and restrictions of the statutes referred to below (*and*, where applicable, regulations or guidelines thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies or goals and, in certain cases, the filing of such policies or goals, under the following statutes:

Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Insurance Act (Ontario)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
Trustee Act (Ontario)
An Act respecting insurance (Québec), for an insurer, as defined therein, incorporated under the laws of the Province of Québec, other than a guarantee fund corporation
Supplemental Pension Plans Act (Québec), for an insured plan, as defined therein
An Act respecting trust companies and savings companies (Québec), for a trust company, as defined therein, which invests its own funds and funds received as deposits and a savings company, as defined therein
Financial Institutions Act (British Columbia)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)

National Bank of Canada

The Bank was formed through a series of amalgamations and its roots date back to 1859 with the founding of Banque Nationale in Québec City. The Bank's head office and registered office are located at the National Bank Tower, 600 de La Gauchetière Street West, Montreal, Québec, H3B 4L2.

Business of the Bank

The Bank maintains offices and provides services in each of the Canadian provinces. It offers a full range of financial services to individuals, commercial enterprises, financial institutions and governments both in Canada and abroad.

Additional information with respect to the Bank's businesses is included in the Bank's 2003 AIF and the Bank's 2003 MD&A all of which are incorporated by reference into this prospectus.

Recent Developments

The Board of Directors announced, on January 22, 2004, that it intends to name Mr. Jean Douville as its next Chairman at the Bank's annual meeting of shareholders to be held on March 10, 2004. The appointment of Mr. Douville is subject to his re-election as a Director by the shareholders at the annual meeting. Mr. Douville will succeed Mr. André Bérard who has been Chairman since 1990. Mr. Bérard will not sollicitate the renewal of his mandate as director of the Bank on March 10, 2004 after 44 years' employment by the Bank and its predecessors. Finally, Mr. François J. Coutu, director, resigned on January 23, 2004 and Mr. Dennis Wood will not be standing for re-election at the shareholders' annual meeting.

Description of Notes

The following description of the Notes and of the trust indenture dated as of September 30, 1999, as supplemented from time to time, including by supplemental indentures to be entered into with respect to each tranche of Notes (the ''Trust Indenture'') between the Bank and National Bank Trust Inc., as trustee (the ''Trustee'') is a summary of certain of their material attributes and characteristics, which does not purport to be complete and is qualified in its entirety by reference to the Trust Indenture. Capitalized terms which are not defined have the meanings attributed to them in the Trust Indenture or Notes, as the case may be.

National Bank Trust Inc. is a wholly-owned subsidiary of the Bank.

The following description of the Notes will apply to each Note unless otherwise specified in a prospectus supplement.

General

The Notes may be issued at various times in different series of debt securities under the Trust Indenture, or may be issued under one or more other trust indentures or without a trust indenture. In each case, the terms and conditions attaching to such Notes will be set out in the applicable trust indenture, if any, and in the applicable prospectus supplement.

All debt securities, including the Notes, issued or to be issued under the Trust Indenture will be direct unsecured obligations of the Bank constituting subordinated indebtedness for the purposes of the *Bank Act*, ranking equally and rateably with all other subordinated indebtedness of the Bank from time to time issued and outstanding under the Trust Indenture and all other subordinated indebtedness of the Bank. See "Description of Notes — Subordination" below. In the event of the insolvency or winding-up of the Bank, the subordinated indebtedness of the Bank, including the Notes, will be subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank and all other liabilities of the Bank except those which, by their terms, rank in right of payment equally with or are subordinate to such subordinated indebtedness.

The Notes will not constitute deposits that are insured under the *Canada Deposit Insurance Corporation Act.*

The following summaries of certain provisions of the Trust Indenture do not purport to be complete and are qualified in their entirety by reference to all the provisions of the Trust Indenture, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Trust Indenture are referred to, such provisions or defined terms are incorporated into this prospectus by reference.

The Trust Indenture does not limit the amount of subordinated indebtedness that may be issued thereunder. Notes may be issued from time to time in one or more series and may be denominated and payable in foreign currencies or units of account defined in terms of the currencies of two or more countries. Special federal income tax considerations applicable to any offered Notes so denominated may be described in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, the Trust Indenture does not limit the principal amount of any series of Notes which may be issued.

A prospectus supplement will describe the terms of any series of Notes being offered thereby, including: (i) the specific designation, aggregate principal amount and authorized denominations of such Notes; (ii) the currency or currency unit for which the Notes may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars); (iii) the percentage of the principal amount at which such Notes will be issued; (iv) the date or dates on which such Notes will mature; (v) the rate or rates per annum at which such Notes will bear interest (if any), or the method of determination of such rates (if any); (vi) the dates on which such interest will be payable and the record dates for such payments; (vii) any redemption term or terms under which such Notes may be cancelled; (viii) whether such Notes are to be issued in fully registered form, registered form, bearer form or as global securities and the basis of exchange, transfer and ownership thereof; (ix) any exchange or conversion terms; and (x) any other specific terms.

A prospectus supplement may also describe certain income tax considerations that may apply to any offered Notes.

The Bank may set forth in a prospectus supplement other terms which are not within the options and parameters set forth in this prospectus.

Form, Denomination, Transfer

Notes issued under the Trust Indenture may be issuable solely in fully registered form without coupons ("fully registered securities"), solely in a form registered as to principal only with coupons attached ("registered securities"), solely in bearer form, with or without coupons attached ("bearer securities") or in any combination of the foregoing. The denomination of any Notes will be as set out in the prospectus supplement. If a supplemental indenture relating to a series of Notes so provides, Notes may be issued, permanently or temporarily, as global securities.

Except with respect to global securities, Notes may be exchanged for Notes of any other authorized denomination, any such exchange to be for an equivalent aggregate principal amount of Notes of the same series, carrying the same

rate of interest and same redemption and other provisions as the Notes being exchanged. Subject to the restrictions set forth in the Trust Indenture, exchanges of Notes of any series or transfers of any fully registered securities or registered securities may be made at the principal office of the Trustee in Montreal or at such other place or places, if any, where the Trustee, or such other registrar as the Bank may appoint as may be specified in a prospectus supplement or as the Bank may designate with the approval of the Trustee, maintains a register for the Notes pursuant to the Trust Indenture. Unless otherwise specified in the applicable prospectus supplement, the Trustee will be the registrar and transfer agent for the Notes issued under the Trust Indenture. A service charge may be made for any transfer or exchange of Notes. The Bank will also require payment of a sum sufficient to cover any tax or other governmental charge.

Notes issued under the Trust Indenture with coupons attached will be negotiable and title thereto will pass by delivery unless they are registered securities. If Notes with coupons attached are issued as registered securities, the coupons when detached will continue to be payable to bearer and title to detached coupons will pass by delivery.

The Notes will be issued in fully registered form in minimum denominations of $1,000 unless otherwise specified in a prospectus supplement. Notes may also be denominated in non-Canadian currencies, if so specified in a prospectus supplement.

Unless otherwise specified in a prospectus supplement, the Notes will be issued in fully registered book-entry form represented by one or more fully registered global securities (the "Global Notes") deposited with, or on behalf of, The Canadian Depository for Securities Limited ("CDS") and registered in the name of CDS or its nominee. Interests in the Global Notes will be shown on, and transfers will be effected only through, records maintained by CDS (with respect to its participants) and Dealers or other registered dealers who are participants in CDS (each, a "CDS Participant") (with respect to other persons having an interest (the "Beneficial Owners")) and with CDS Participants (with respect to Beneficial Owners). Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Notes may do so only through CDS Participants. On the date of closing, the Trustee will cause the Notes to be delivered to CDS and registered in the name of its nominee. All Notes bearing interest at the same rate or pursuant to the same formula and having the same date of issue, redemption provisions, repayment provisions and stated maturity date will be evidenced by a single book-entry only certificate. Registration of interests in and transfers of the Notes will be made only through the depository services of CDS.

Except as described below, a Beneficial Owner will not be entitled to a certificate or other instrument from the Trustee or CDS evidencing that purchaser's interest therein, and such purchaser will not be shown on the records maintained by CDS, except through a CDS Participant. Such purchaser will receive a confirmation of purchase from the Dealer from whom Notes are purchased in accordance with the practices and procedures of that Dealer. The practices of Dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order.

The ability of a holder to pledge a Note or otherwise take action with respect to such holder's interest in a Note (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

Neither the Bank nor the Dealers will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Notes held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Notes; or (c) any advice or representation made by or with respect to CDS, including those contained in this prospectus, and relating to the rules governing CDS or any action to be taken by CDS or at the direction of a CDS Participant. The rules governing CDS provide that it acts as the agent and depository for CDS Participants. As a result, such CDS Participant must look solely to CDS and Beneficial Owners must look solely to CDS Participants for the payment of the principal and interest or premium, if any, on the Notes paid by or on behalf of the Bank to CDS.

The Notes will be issued to Beneficial Owners in fully registered and certificated form (the "Note Certificates") only if: (i) required by applicable law; (ii) the book-entry system ceases to exist; (iii) the Bank or CDS advises the Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depository with respect to the Notes and the Bank is unable to locate a qualified successor; (iv) the Bank, at its option, decides to terminate its present arrangements with CDS; or (v) after the occurrence of an event of default, CDS Participants acting on behalf of Beneficial Owners, representing, in the aggregate, more than 50% of the aggregate principal amount of the Notes then outstanding, advise CDS in writing that the continuation of a book-entry system through CDS is no longer in their best interest. Upon the occurrence of any of these events, the Trustee must notify CDS, for and on behalf of CDS Participants and Beneficial Owners, of the availability through CDS of Note Certificates. Upon surrender by CDS

of the certificates representing the Notes and receipt of instructions from CDS for the new registrations, the Trustee will deliver the Notes in the form of Note Certificates and thereafter the Bank will recognize the holders of such Note Certificates as Noteholders under the Trust Indenture.

Payments and Notices

While the book-entry system is in effect, payments of principal, redemption price, if any, and interest, as applicable, on the Notes will be made by the Bank to CDS, or its nominee, as the case may be, as the registered holder of the Notes and the Bank understands that such payments will be credited by CDS or its nominee in the appropriate amounts to the relevant CDS Participants. Payments to holders of the Notes of amounts so credited will be the responsibility of the CDS Participants.

As long as CDS or its nominee is the registered holder of the Notes, CDS or its nominee, as the case may be, will be considered the sole owner of the Notes for the purposes of receiving notices or payments on the Notes. In such circumstances, the responsibility and liability of the Bank in respect of notices or payments on the Notes is limited to giving or making payment of any principal, redemption price, if any, and interest due on the Notes to CDS or its nominee.

Each holder must rely on the procedures of CDS and, if such holder is not a CDS Participant, on the procedures of the CDS Participant through which such holder owns its interest, to exercise any rights with respect to the Notes. The Bank understands that under existing policies of CDS and industry practices, if the Bank requests any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to the Notes, CDS would authorize the CDS Participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by CDS or agreed to from time to time by the Bank, the Trustee and CDS. Any holder that is not a CDS Participant must rely on the contractual arrangement it has directly, or indirectly through its financial intermediary, with its CDS Participant to give such notice or take such action.

If Note Certificates are issued, interest will be paid by cheque drawn on the Bank and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest and the principal of the Notes and the interest due at maturity will be paid upon surrender thereof at any branch of the Bank in Canada.

Interest

The Notes will be issued as floating rate Notes or fixed rate Notes, or a combination of both, and at an interest rate all as specified in a prospectus supplement, or they may be issued as index linked Notes.

Each fixed rate Note will bear interest from the later of the date of such Note and the last interest payment date to which interest has been paid or made available for payment on such Note provided that, in respect of the first interest payment date after the issuance thereof, each fixed rate Note will bear interest from the date of such Note.

Interest on each fixed rate Note will be payable on such dates as are specified in the applicable prospectus supplement, Interest payments on each interest payment date for fixed rate Notes will include interest accrued to, but excluding, such interest payment date.

Unless otherwise specified in a prospectus supplement, floating rate interest for each quarterly interest period will be calculated on the basis of the actual number of days in the period, divided by 365, or 366 in a leap year.

If any interest payment date would otherwise fall on a day that is not a business day, payment will be postponed until the next succeeding business day (without any additional interest or other payment in respect of the delay).

A ''business day'' means a day on which banks are open for business in Toronto and Montreal and which is not a Saturday or Sunday.

Events of Default

The Trust Indenture provides that an event of default in respect of the Notes will occur only if the Bank becomes insolvent or bankrupt or subject to the provisions of the *Winding-Up and Restructuring Act* (Canada), if the Bank goes into liquidation either voluntarily or under an order of a court of competent jurisdiction, or if the Bank otherwise acknowledges its insolvency (in each case, an ''Event of Default''). However, a resolution or order for winding-up the Bank, with a view to its amalgamation, consolidation, merger, restructuring or reorganization with another bank or the transfer of its assets as an entirety to such other bank, as described under ''Description of Notes — Amalgamation,

Consolidation, Merger, Transfer, Restructuring or Reorganization'' below, does not entitle a holder to demand payment of principal prior to maturity.

If an Event of Default has occurred and is continuing, the Trustee may, in its discretion, and will upon the request in writing of the holders of 25% in principal amount of debentures then outstanding under the Trust Indenture (debt securities outstanding under the Trust Indenture, including the Notes, being referred to herein as ''debentures outstanding under the Trust Indenture'', ''debentures under the Trust Indenture'' or ''debentures'') declare the principal, premium, if any, and interest on all debentures outstanding under the Trust Indenture to be immediately due and payable. However, the Trustee or the holders of not less than 51% in principal amount of debentures then outstanding under the Trust Indenture may, in certain circumstances, cancel or annul the acceleration and waive the Event of Default. Subject to any such waiver and the provisions of any Extraordinary Resolution (as defined under ''Description of Notes — Certain Definitions'' below), if the Bank fails to pay promptly any principal, premium, if any, and interest declared by the Trustee to be due and payable following an Event of Default, the Trustee may in its discretion or will upon receiving notice of and being directed by holders of 25% in principal amount of debentures then outstanding under the Trust Indenture, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed to obtain or enforce payment of the amounts due and payable together with other amounts due under the Trust Indenture by any remedy provided by law, whether by legal proceedings or otherwise. Holders of Notes outstanding under the Trust Indenture may not enforce the Trust Indenture or the Notes except as provided in the Trust Indenture.

Holders of debentures outstanding under the Trust Indenture may, by Extraordinary Resolution, direct and control the actions of the Trustee or of any holder of debentures or coupons bringing an action after the failure of the Trustee to act in any proceedings against the Bank. The Trustee is required, within 30 days of becoming aware of an Event of Default, to give notice to the holders of debentures outstanding under the Trust Indenture unless the Trustee reasonably determines that the withholding of notice of a continuing default is in the best interests of the holders.

Subordination

The Notes issued under the Trust Indenture and any coupons will be direct unsecured obligations of the Bank constituting subordinated indebtedness for the purposes of the *Bank Act*, which in the event of the insolvency or winding-up of the Bank will rank equally and rateably with but not prior to all other subordinated indebtedness of the Bank, including the debentures under the trust indenture dated as of March 15, 1981, as amended and supplemented, between the Bank and the Trustee (the ''1981 Indenture'') and will be subordinate in right of payment to the prior payment in full of (i) Indebtedness of the Bank then outstanding, other than Subordinated Indebtedness, and (ii) all indebtedness to which the debentures under the 1981 Indenture are subordinate in right of payment to the same extent as the debentures under the 1981 Indenture are subordinate thereto under the terms of the 1981 Indenture. The definitions of certain terms used in the preceding paragraph can be found below under ''Description of Notes — Certain Definitions''.

Redemption and Purchase

If specified in the supplemental indenture relating to the issue of a series of Notes, the Bank may from time to time prior to maturity, at its option, redeem the Notes of such series either in whole or in part, at such rate or rates of premium, if any, and subject to such conditions, if any, determined at the time of issue. All redemptions are subject to applicable law and, where applicable, the approval of the Superintendent.

In addition, the Bank may (subject, where applicable, to the approval of the Superintendent) purchase debentures of any series outstanding under the Trust Indenture in the market, by tender or by private contract at such price or prices and upon such terms and conditions as the Bank in its absolute discretion may determine, subject, however, to any applicable law restricting the purchase of debentures and to such restrictions or conditions, if any, as determined at the time of the issue of the debentures and as will have been expressed in the debentures or the supplemental indenture authorizing or providing for their issue.

Exchanges of Notes for Term Notes

If specified in the supplemental indenture relating to the issue of a series of Notes, a holder of Notes of such series will be entitled to, but only upon notice from the Bank, which may be given from time to time only with the prior approval of the Superintendent, exchange all, but not less than all, of such holder's Notes of such series on the date specified in the notice for an equal aggregate principal amount of term notes of the Bank, together with accrued and

unpaid interest to the date of exchange. The material attributes of the term notes will be the same as those of the exchanged Notes, except that the term notes will rank senior to the Notes and equally with the deposit liabilities of the Bank and will include events of default related to default in the payment of principal or interest due thereon. Any such notice from the Bank will be given not less than 30 days nor more than 60 days prior to the date fixed for the exchange.

Conversion of Notes into New Debentures

If specified in the supplemental indenture relating to the issue of a series of Notes, a holder of Notes of such series will be entitled to, but only upon notice from the Bank, which may be given from time to time only with the prior approval of the Superintendent, convert, without payment of additional consideration, all, but not less than all, of such holder's Notes of such series on the date specified in the notice into an equal aggregate principal amount of new debentures issued by the Bank, together with accrued and unpaid interest to the date of conversion. Any such notice from the Bank will be given not less than 30 days and nor more than 60 days prior to the date fixed for the conversion.

Covenants

The Bank covenants that it will: (i) duly and punctually pay or cause to be paid the principal, premium, if any, and interest payable in respect of the Notes issued under the Trust Indenture, in accordance with the terms and subject to the conditions contained in the Trust Indenture and the Notes issued under the Trust Indenture; (ii) carry on and conduct the business of banking in a proper and efficient manner and that it will do or cause to be done all things which it may lawfully do or cause to be done to preserve and keep in full force and effect its corporate existence (provided that this covenant will not prevent any amalgamation, consolidation, merger, restructuring or reorganization of the Bank or any sale or transfer of all or substantially all of its undertaking and assets, as described under "Description of Notes — Amalgamation, Consolidation, Merger, Transfer, Restructuring or Reorganization" below); (iii) pay the Trustee reasonable remuneration for its services as trustee and repay the Trustee all monies paid by the Trustee in the execution of its obligations under the Trust Indenture, such monies, including the Trustee's remuneration, to be payable out of any funds coming into the possession of the Trustee and payable in priority to the principal, premium, if any, or interest of the Notes issued under the Trust Indenture; (iv) not directly or indirectly extend or assent to the extension of time for payment of any coupons or interest payable in respect of the Notes issued under the Trust Indenture; (v) not create, incur or permit the existence of indebtedness which, in the event of the insolvency or winding-up of the Bank, will rank subordinate to deposit liabilities and in priority to subordinated indebtedness issued and outstanding pursuant to the Trust Indenture; and (vi) provide annually to the Trustee a certificate stating that the Bank has complied with all requirements contained in the Trust Indenture that, if not complied with, would, with the giving of notice, lapse of time or otherwise, constitute an Event of Default under the Trust Indenture, or, if there has been a failure to so comply, giving particulars of such failure to comply. In addition, a prospectus supplement may specify additional covenants with respect to a series of Notes issued under the Trust Indenture.

Amalgamation, Consolidation, Merger, Transfer, Restructuring or Reorganization

The Bank, without the consent of any holders of debentures outstanding under the Trust Indenture and subject, where applicable, to the approval of the regulatory authorities, may amalgamate, consolidate or merge or carry out any restructuring or reorganization transaction with any other bank or transfer its undertaking and assets as a whole or substantially as a whole to another bank provided that (i) the bank resulting from such amalgamation, consolidation, merger, restructuring or reorganization or to which such transfer is made (the "Successor Bank") will be lawfully entitled to acquire and operate the undertaking and assets of the Bank, (ii) as part of such amalgamation, consolidation, merger, transfer, restructuring or reorganization and in consideration thereof, the Successor Bank enters into a covenant with the Trustee by way of supplemental indenture to pay punctually when due the principal, premium, if any, and interest and other monies due or which may become due hereunder and to perform and observe punctually all the obligations of the Bank under the Trust Indenture and under the debentures outstanding thereunder, and (iii) every such amalgamation, consolidation, merger, transfer, restructuring or reorganization will be made on such terms and at such times and otherwise in such manner as will be approved by the Bank and by the Trustee as not being prejudicial to the interests of holders of debentures outstanding under the Trust Indenture and as preserving and not impairing the rights and powers of the Trustee and holders of debentures outstanding thereunder and the Bank will furnish to the Trustee an opinion of counsel to this effect and as to compliance with (i) and (ii) above.

Discharge and Satisfaction

The Trustee will, at the request of the Bank, release and discharge the Trust Indenture and execute and deliver such instruments as are required to release the Bank from its covenants under the Trust Indenture (other than the provisions relating to indemnification of the Trustee), upon proof reasonably satisfactory to the Trustee being given (i) that the principal of, premium, if any, and interest (including interest amounts in default, if any) on all debentures outstanding under the Trust Indenture and all other monies payable under the Trust Indenture have been paid or satisfied, or (ii) that all the debentures outstanding under the Trust Indenture have matured or have been duly called for redemption or retirement or the Trustee has been given irrevocable instructions by the Bank to give within 90 days notice of redemption of all debentures outstanding under the Trust Indenture, and such payment or redemption has been duly and efficiently provided for by payment to the Trustee or otherwise; and upon payment of all costs, charges and expenses properly incurred by the Trustee pursuant to the Trust Indenture and all interest thereon and the remuneration of the Trustee, or upon provisions satisfactory to the Trustee being made.

Modification

The Trust Indenture provides that modifications and alterations of the Trust Indenture and of the debentures outstanding under the Trust Indenture may be made if authorized by Extraordinary Resolution. If any modification or alteration affects the rights of the holders of any series of debentures in a manner substantially different from that in which it affects the holders of other series, such Extraordinary Resolution must, in addition, be approved in a similar manner by the holders of the series of debentures so affected. The Trust Indenture provides that the quorum for meeting of holders of debentures outstanding thereunder at which a resolution will be considered will be holders representing at least 25% in principal amount of the debentures then outstanding under the Trust Indenture, provided that there are no quorum requirements at any adjourned meetings.

Governing Law

The Trust Indenture and any Notes issued thereunder and, unless otherwise specified in a prospectus supplement, any other trust indenture and the debentures issued thereunder will be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada as applicable therein.

Certain Definitions

A summary of certain of the defined terms used in the Trust Indenture is set forth below. Reference is made to the Trust Indenture for the full definition of all such terms as well as any other terms for which no definition is provided in this prospectus.

"Debentures under the 1981 Indenture" means the debentures of the Bank issued and certified under the 1981 Indenture and indentures supplemental thereto and for the time being outstanding.

"Extraordinary Resolution" means a resolution passed by the affirmative vote of the holders of not less than two-thirds in principal amount of the debentures affected by such modification or alteration, present or represented and voted at a meeting of such debenture holders, or an instrument or instruments in writing signed by the holders of not less than two-thirds in principal amount of such debentures then outstanding.

"Indebtedness" at any time means:

(i) the deposit liabilities of the Bank at such time; and

(ii) all other liabilities and obligations of the Bank to third parties (other than fines or penalties which, pursuant to the *Bank Act*, are a last charge on the assets of a bank in the case of insolvency of such bank and obligations to shareholders of the Bank, as such) which would entitle such third parties to participate in a distribution of the Bank's assets in the event of the insolvency or winding-up of the Bank.

"Subordinated Indebtedness" at any time means:

(i) the liability of the Bank in respect of the principal of and premium, if any, and interest on the debentures under the Trust Indenture and the debentures under the 1981 Indenture;

(ii) any Indebtedness which ranks equally with and not prior to the debentures under the Trust Indenture or the debentures under the 1981 Indenture in right of payment in the event of the insolvency or winding-up of the Bank and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all Indebtedness to which the debentures under the Trust Indenture are

subordinate in right of payment to at least the same extent as the debentures under the Trust Indenture are subordinate thereto under the provisions of the Trust Indenture; and

(iii) any Indebtedness which ranks subordinate to and not equally with or prior to the debentures under the Trust Indenture or the debentures under the 1981 Indenture in right of payment in the event of the insolvency or winding-up of the Bank and which, pursuant to the terms of the instrument evidencing or creating the same, is expressed to be subordinate in right of payment to all Indebtedness to which the debentures under the Trust Indenture are subordinate in right of payment to at least the same extent as the debentures under the Trust Indenture are subordinate thereto under the provisions of the Trust Indenture.

Earnings Coverage

The following consolidated earnings coverage ratios, which give effect to the debentures outstanding as of January 31, 2004 and October 31, 2003, respectively, are calculated as at January 31, 2004 and October 31, 2003 and do not reflect the issuance of any Notes under this prospectus:

	January 31, 2004	October 31, 2003
Earnings coverage on subordinated indebtedness	11 times	10.2 times

The ratios as at October 31, 2003 or for the twelve-month period then ended are based on financial information which are audited. Foreign currency amounts have been translated to Canadian dollars using rates of exchange as at January 31, 2004 and October 31, 2003, respectively.

Updated earnings coverage ratios will be filed quarterly with the applicable securities regulatory authorities, either as prospectus supplements or as exhibits to the Bank's unaudited interim and audited annual consolidated financial statements.

Share Capital, Subordinated Indebtedness, Contributed Surplus and Retained Earnings

The following table sets out the share capital, subordinated indebtedness, contributed surplus and retained earnings of the Bank as at the respective dates:

	As at October 31	
	2003	2002
	($ millions)	
Subordinated Debentures	$1,516	$1,592
Capital Stock — Preferred	$ 375	$ 300
— Common	$1,583	$1,639
Contributed Surplus	$ 2	—
Retained Earnings	$2,137	$1,962

Plan of Distribution

The Notes will be offered separately by one or more of National Bank Financial Inc., BMO Nesbitt Burns Inc., Casgrain & Company Limited, CIBC World Markets Inc., Desjardins Securities Inc., HSBC Securities (Canada) Inc., Laurentian Bank Securities Inc., Merrill Lynch Canada Inc., RBC Capital Markets, Scotia Capital Inc. and TD Securities Inc. and other dealers that may be appointed from time to time by the Bank (collectively, the "Dealers"). Under a dealer agreement dated March 4, 2004 between the Bank and the Dealers, the Notes may be purchased at various times by any of the Dealers, as agent, underwriter or as principal, at prices and commissions to be agreed upon, for resale to the public at prices to be negotiated with purchasers. Resale prices may vary during the distribution period and between purchasers. The Bank may also offer the Notes to purchasers directly, pursuant to registration exemptions, at prices and terms to be negotiated.

The Notes are not and will not be, registered under the *United States Securities Act of 1933* (the "*1933 Act*"), as amended, and the Dealers have agreed not to (i) buy or offer to buy, (ii) sell or offer to sell or (iii) solicit any offer to buy any Notes as part of any distribution under this prospectus in the United States, its territories, its possessions and other areas subject to its jurisdiction or to, or for the account of, a U.S. person, except pursuant to exemptions from the *1933 Act.*

If underwriters are used in the sale, the Notes will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such Notes will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Notes of the series offered by the prospectus supplement if any of such Notes are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

The Notes may also be sold directly by the Bank at such prices and upon such terms as agreed to by the Bank and the purchaser or through agents designated by the Bank from time to time. Any agent involved in the offering and sale of the Notes in respect of which this prospectus is delivered will be named, and any commissions payable by the Bank to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent is acting on a best efforts basis for the period of its appointment.

The Bank may agree to pay the underwriters a commission for various services relating to the issue and sale of any Notes offered hereby. Any such commission will be paid out of the general funds of the Bank. Underwriters, dealers and agents who participate in the distribution of the Notes may be entitled, under agreements to be entered into with the Bank, to indemnification by the Bank against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers or agents may be customers of, engage in transactions with or perform services for the Bank in the ordinary course of business.

In connection with any offering of the Notes (unless otherwise specified in a prospectus supplement), the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Notes offered at a higher level than that which might exist in the open market. These transactions may be commenced, interrupted or discontinued at any time.

National Bank Financial Inc. is a wholly-owned subsidiary of the Bank. The decision to offer the Notes and the terms of any offering will be negotiated at arm's length between the Bank, National Bank Financial Inc. and any other Dealers. National Bank Financial Inc. will not receive any benefit in connection with any offering other than the commission payable to it.

Risk Factors

An investment in Notes of the Bank is subject to certain risks including those risks inherent in conducting the business of a diversified financial institution. Before deciding whether to invest in any Notes, investors should consider carefully the risks set out herein and incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in a prospectus supplement relating to a specific offering of Notes.

The value of Notes will be affected by the general creditworthiness of the Bank. Prospective purchasers should consider the categories of risks identified and discussed in the section entitled "Management's Discussion and Analysis" contained in the Bank's Annual Report for the year ended October 31, 2003, incorporated by reference. Subsequent discussions and analyses for interim and full year periods subsequent to the date of this prospectus will be incorporated by reference. These analyses discuss, among other things, known material trends and events, and risks or uncertainties that are reasonably expected to have a material effect on the Bank's business, financial condition or results of operations.

Real or anticipated changes in credit ratings on the Notes may affect the market value of Notes. In addition, real or anticipated changes in credit ratings can affect the cost at which the Bank can transact or obtain funding, and thereby affect the Bank's liquidity, business, financial condition or results of operations.

See "Earnings Coverage" which is relevant to an assessment of the risk that the Bank will be unable to pay interest or principal on Notes when due.

Holders of Notes and other subordinated indebtedness have a limited right to accelerate payment of principal on default. A default may be declared and the obligation to repay principal accelerated only in prescribed circumstances summarized under "Description of Notes — Events of Default".

The Notes are direct unsecured obligations of the Bank, constituting subordinated indebtedness for the purposes of the *Bank Act*, ranking at least equally and rateably with other subordinated indebtedness of the Bank from time to time

issued and outstanding. In the event of insolvency or winding up of the Bank, the indebtedness evidenced by debentures issued by the Bank, including the Notes, will be subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank and all other liabilities of the Bank except liabilities which by their terms rank in right of payment equally with or subordinate to indebtedness evidenced by such debentures. Except to the extent regulatory capital requirements affect the Bank's decisions to issue subordinated or more senior debt, there is no limit on the Bank's ability to incur additional subordinated or more senior debt.

The Bank does not expect to list Notes on any stock exchange and there can be no assurance that there will be a secondary market for the Notes. The underwriters, dealers or agents of the Notes, if any, may from time to time purchase and sell Notes in the secondary market or make a market for the Notes, but will not be obliged to do so. There can be no assurance as to a secondary market for the Notes, liquidity in any such market, if any such market develops, or any market making activities by any of the underwriters, dealers or agents of the Notes.

Prevailing interest rates will affect the market value of Notes which carry a fixed interest rate. Assuming all other factors remain unchanged, the market value of Notes which carry a fixed interest rate will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Notes denominated or payable in foreign currencies may entail significant risks. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary markets. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

Use of Proceeds

Unless otherwise specified in the prospectus supplement, the net proceeds to the Bank from the sale of the Notes will be added to the general funds of the Bank and will be used for general banking purposes.

Legal Matters

Unless otherwise specified in the prospectus supplement, certain legal matters relating to the Notes offered by a prospectus supplement will be passed upon, on behalf of the Bank, by McCarthy Tétrault LLP and on behalf of the Dealers by Fasken Martineau DuMoulin LLP.

As at March 4, 2004, the partners and associates of McCarthy Tétrault LLP and Fasken Martineau DuMoulin LLP, beneficially owned, directly or indirectly, less than 1% of the issued and outstanding securities of the Bank or its affiliates or associates.

Purchaser's Statutory Rights

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in certain jurisdictions, damages where the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of such purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

Certificate of the Bank

Dated: March 4, 2004

This short form prospectus together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s) constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the *Bank Act* and the regulations thereunder and the securities legislation of all provinces of Canada and will not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

(Signed) RÉAL RAYMOND
President and Chief Executive Officer

(Signed) JEAN TURMEL
President, Financial Markets,
Treasury and Investment Bank
(as Chief Financial Officer)

On behalf of the Board of Directors

(Signed) PAUL GOBEIL
Director

(Signed) PIERRE BOURGIE
Director

Certificate of the Dealers

Dated: March 4, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated in the prospectus by reference will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the *Bank Act* and the regulations thereunder and the securities legislation of all provinces of Canada and will not contain any misrepresentation likely to affect the value or market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.

By: (Signed) PAUL ST-MICHEL

BMO NESBITT BURNS INC.

By: (Signed) PETER MARCHANT

CASGRAIN & COMPANY LIMITED

By: (Signed) GASTON SIMONEAU

CIBC WORLD MARKETS INC.

By: (Signed) CHARLES ST-GERMAIN

DESJARDINS SECURITIES INC.

By: (Signed) PIERRE CHARBONNEAU

HSBC SECURITIES (CANADA) INC.

By: (Signed) LUC BUISSON

LAURENTIAN BANK SECURITIES INC.

By: (Signed) MICHEL RICHARD

MERRILL LYNCH CANADA INC.

By: (Signed) ÉRIC MICHAUD

RBC DOMINION SECURITIES INC.

By: (Signed) BARRY NOWOSELSKI

SCOTIA CAPITAL INC.

By: (Signed) LAWRENCE R. SMALL

TD SECURITIES INC.

By: (Signed) PAUL NOREAU

AUDITORS' CONSENT

We have read the Short Form Base Shelf Prospectus of National Bank of Canada (the "Bank") dated March 4, 2004 relating to the sale and issue of Medium Term Notes of the Bank in an aggregate principal amount of up to $2,000,000,000 (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of the Bank on the consolidated balance sheets of the Bank as at October 31, 2003 and 2002 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the two-year period ended October 31, 2003. Our report is dated November 28, 2003.

SAMSON BÉLAIR/DELOITTE & TOUCHE S.E.N.C.R.L.
Chartered Accountants
Montréal, Canada

March 4, 2004

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Montréal, Canada

March 4, 2004

Fasken Martineau DuMoulin LLP
Barristers and Solicitors
Patent and Trade-mark Agents

Stock Exchange Tower
Suite 3400, P.O. Box 242
800 Place Victoria
Montreal, Québec, Canada H4Z 1E9

514 397 7400 Telephone
514 397 7600 Facsimile

www.fasken.com

March 4, 2004

SEDAR FILING

BRITISH COLUMBIA SECURITIES COMMISSION
SASKATCHEWAN SECURITIES COMMISSION
MANITOBA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
AUTORITÉ DES MARCHÉS FINANCIERS (QUÉBEC)
NOVA SCOTIA SECURITIES COMMISSION
ADMINISTRATOR, SECURITY ACT, NEW BRUNSWICK
REGISTRAR OF SECURITIES, NEWFOUNDLAND
PRINCE EDWARD ISLAND REGISTRAR OF SECURITIES
REGISTRAR OF SECURITIES, NORTHWEST TERRITORIES
REGISTRAR OF SECURITIES, YUKON TERRITORY
REGISTRAR OF SECURITIES, NUNAVUT

AND

TO THE SUPERINTENDENT OF FINANCIAL INSTITUTIONS CANADA

(collectively, the "**Authorities**")

Dear Sirs/Madams:

Re: **National Bank of Canada (the "Bank") – Short Form Base Shelf Prospectus dated March 4, 2004 (the "Prospectus")**

We refer to the (final) short form base shelf prospectus (the "**Prospectus**") dated March 4, 2004 of National Bank of Canada (the "**Bank**") relating to the sale and issue of Medium Term Notes in an aggregate principal amount of up to $2,000,000,000.

As counsel of the Bank, we hereby consent to the use of our firm's name on the face of the Prospectus and under the heading "Legal Matters" and reference to our opinion under the heading "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinion referred to above or that is within our knowledge as a result of the services we performed to render such opinion.

This letter is solely for the information of the Authorities and is not to be referred to in whole or in part in the Prospectus or any other similar document and should not be relied on by any other person.

Yours truly,

FASKEN MARTINEAU DuMOULIN LLP

(signed) Fasken Martineau DuMoulin LLP